Product supplement no. 190-A-I
To prospectus dated November 21, 2008 and
prospectus supplement dated November 21, 2008

Registration Statement No. 333-155535
Dated May 25, 2010
Rule 424(b)(2)

JPMORGAN CHASE & CO.

Bearish Principal Protected Notes Linked Inversely to the J.P. Morgan US Treasury Note Futures (G) Tracker

General

- JPMorgan Chase & Co. may offer and sell bearish principal protected notes linked inversely to the J.P. Morgan US Treasury Note Futures (G) Tracker from time to time. This product supplement no. 190-A-I describes terms that will apply generally to the bearish principal protected notes, and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply specifically to the notes, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as terms supplements. If the terms described in the relevant terms supplement are inconsistent with those described herein or in the accompanying prospectus supplement or prospectus, the terms described in the relevant terms supplement will control.
- The notes are senior unsecured obligations of JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
- Payment is linked inversely to an Index as described below.
- Unless otherwise specified in the relevant terms supplement, the notes offer full principal protection if held to maturity.
- Unless otherwise specified in the relevant terms supplement, cash payment at maturity of principal (or a portion of principal if the relevant terms supplement specifies a Partial Principal Protection Percentage) plus the Additional Amount.
- The Additional Amount will depend on the Index Change, the Index Strike Change, the Knock-Out Rate or the Fixed Payment, as applicable, and the specific terms of the notes as set forth in the relevant terms supplement. Unless otherwise specified, the Additional Amount per $1,000 principal amount note will equal (A) $1,000 x the Index Change (or Index Strike Change, as applicable) x the Participation Rate, but will not be less than zero (or the Minimum Return, if applicable) or greater than the Maximum Return, if applicable, or (B) an amount calculated according to the formula in clause (A), unless the Index closing level is less than a specified level (which we refer to as the Knock-Out Level) on one of the trading days specified in the relevant terms supplement, in which case the Additional Amount will equal $1,000 x the Knock-Out Rate, or (C) if the Ending Index Level is less than or equal to the Initial Index Level (or Strike Level, if applicable), a fixed amount specified in the relevant terms supplement (which amount we refer to as the Fixed Payment) and otherwise zero (or the Minimum Return, if applicable).
- In addition to a cash payment at maturity of the applicable principal amount plus the Additional Amount, if any, the notes may pay interest prior to maturity, as specified in the relevant terms supplement.
- For important information about tax consequences, see "Certain U.S. Federal Income Tax Consequences" beginning on page PS-26.
- Minimum denominations of $1,000 and integral multiples thereof, unless otherwise specified in the relevant terms supplement.
- Investing in the notes is not equivalent to taking a short position (or otherwise investing directly) in the Index or the futures contracts underlying the Index.
- The notes will not be listed on any securities exchange unless otherwise specified in the relevant terms supplement.

Key Terms

Index:	The J.P. Morgan US Treasury Note Futures (G) Tracker (the "Index")
Payment at Maturity:	Unless otherwise specified in the relevant terms supplement, at maturity you will receive a cash payment for each $1,000 principal amount note of $1,000 (or, $1,000 x Partial Principal Protection Percentage, if the relevant terms supplement specifies a Partial Principal Protection Percentage) plus the Additional Amount, which may be zero (or may equal the Minimum Return, if applicable).
Additional Amount (Notes with neither a Knock-Out Level nor a Fixed Payment):	For notes with neither a Knock-Out Level nor a Fixed Payment, the Additional Amount per $1,000 principal amount note paid at maturity will equal, unless otherwise specified in the relevant terms supplement, $1,000 x the Index Change (or Index Strike Change, as applicable) x the Participation Rate; *provided* that the Additional Amount will not be less than zero (or the Minimum Return, if applicable) or greater than the Maximum Return, if applicable.
Additional Amount (Notes with a Knock-Out Level):	For notes with a Knock-Out Level, the Additional Amount per $1,000 principal amount note paid at maturity will equal, unless otherwise specified in the relevant terms supplement:
	(1) If the Index closing level is greater than or equal to the Knock-Out Level on each of the trading days specified in the relevant terms supplement, $1,000 x the Index Change (or Index Strike Change, as applicable) x the Participation Rate; *provided* that the Additional Amount will not be less than zero (or the Minimum Return, if applicable) or greater than the Maximum Return, if applicable; or
	(2) If the Index closing level is less than the Knock-Out Level on any of the trading days specified in the relevant terms supplement, which we refer to as a Knock-Out Event, $1,000 x the Knock-Out Rate.
Additional Amount (Notes with a Fixed Payment):	For notes with a Fixed Payment, the Additional Amount per $1,000 principal amount note paid at maturity will equal:
	(1) If the Ending Index Level is less than or equal to the Initial Index Level (or Strike Level, if applicable), an amount specified in the relevant terms supplement, which we refer to as the Fixed Payment; or
	(2) If the Ending Index Level is greater than the Initial Index Level (or Strike Level, if applicable), zero (or the Minimum Return, if applicable).
Minimum Return:	If applicable, then the Additional Amount will equal at least the amount specified as the Minimum Return in the relevant terms supplement.

(continued on next page)

Investing in the Bearish Principal Protected Notes involves a number of risks. See "Risk Factors" beginning on page PS-6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this product supplement no. 190-A-I, the accompanying prospectus supplement and prospectus or terms supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

May 25, 2010

Key Terms (continued):

Maximum Return:	If applicable, then the Additional Amount will equal no more than the amount specified as the Maximum Return in the relevant terms supplement.
Other Terms:	In each case if applicable, the Participation Rate, Knock-Out Level, Knock-Out Rate, Fixed Payment, Interest Rate, Partial Principal Protection Percentage, Interest Period, Interest Determination Dates and/or Interest Payment Date(s) will be set forth in the relevant terms supplement.
Index Change:	If applicable, unless otherwise specified in the relevant terms supplement:

$$\frac{\text{Initial Index Level (or Strike Level, if applicable)} - \text{Ending Index Level}}{\text{Initial Index Level (or Strike Level, if applicable)}}$$

Index Strike Change:	If applicable, unless otherwise specified in the relevant terms supplement:

$$\frac{\text{Strike Level} - \text{Ending Index Level}}{\text{Initial Index Level}}$$

Initial Index Level:	The Index closing level on the pricing date or such other date as specified in the relevant terms supplement, or the arithmetic average of the Index closing levels on each of the Initial Averaging Dates, if so specified in the relevant terms supplement.
Ending Index Level:	The Index closing level on the Observation Date or such other date as specified in the relevant terms supplement, or the arithmetic average of the Index closing levels on each of the Ending Averaging Dates, if so specified in the relevant terms supplement.
Strike Level:	The relevant terms supplement may specify an Index level other than the Initial Index Level to be used for calculating the Index Change or Index Strike Change, as applicable, and the amount payable at maturity. The Strike Level may be based on and/or expressed as a percentage of the Index closing level as of a specified date, or may be determined without regard to the Index closing level as of a particular date. For example, the relevant terms supplement may specify that a Strike Level equal to 95% of the Initial Index Level will be used to calculate the Index Strike Change.
Initial Averaging Dates:	As specified, if applicable, in the relevant terms supplement. Any Initial Averaging Date is subject to postponement in the event of certain market disruption events and as described under "Description of Notes – Payment at Maturity."
Index Valuation Date(s):	The Index closing level will be calculated on a single date, which we refer to as the Observation Date, or on several dates, each of which we refer to as an Ending Averaging Date, as specified in the relevant terms supplement. We refer to such dates generally as Index Valuation Dates in this product supplement. Any Index Valuation Date is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Payment at Maturity."
Knock-Out Event:	For notes with a Knock-Out Level, the relevant terms supplement may specify any trading day(s) during the term of the notes as the day(s) on which a Knock-Out Event can occur.
Maturity Date:	As specified in the relevant terms supplement. The maturity date of the notes is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Payment at Maturity."

TABLE OF CONTENTS

In making your investment decision, you should rely only on the information contained or incorporated by reference in the terms supplement relevant to your investment, this product supplement no. 190-A-I and the accompanying prospectus supplement and prospectus with respect to the notes offered by the relevant terms supplement and this product supplement no. 190-A-I and with respect to JPMorgan Chase & Co. This product supplement no. 190-A-I, together with the relevant terms supplement and the accompanying prospectus and prospectus supplement, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. The information in the relevant terms supplement, this product supplement no. 190-A-I and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant terms supplement and this product supplement no. 190-A-I are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the Financial Industry Regulatory Authority, or FINRA, and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplement, this product supplement no. 190-A-I and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

In this product supplement no. 190-A-I, the relevant terms supplement and the accompanying prospectus supplement and prospectus, "we," "us" and "our" refer to JPMorgan Chase & Co., unless the context requires otherwise.

DESCRIPTION OF NOTES

The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate terms supplement will describe the terms that apply specifically to the notes, including any changes to the terms specified below. Capitalized terms used but not defined in this product supplement no. 190-A-I have the meanings assigned in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The term "note" refers to each $1,000 principal amount of our Bearish Principal Protected Notes Linked Inversely to the J.P. Morgan US Treasury Note Futures (G) Tracker.

General

The Bearish Principal Protected Notes are senior unsecured obligations of JPMorgan Chase & Co. that are linked inversely to the J.P. Morgan US Treasury Note Futures (G) Tracker (the "Index"). The notes are a series of securities referred to in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The notes will be issued by JPMorgan Chase & Co. under an indenture dated May 25, 2001, as may be amended or supplemented from time to time, between us and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee.

Unless otherwise specified in the relevant terms supplement, the notes will not pay interest or a fixed amount at maturity. Instead, at maturity you will receive a payment in cash, the amount of which will vary depending on the performance of the Index over the term of the notes, calculated in accordance with the applicable formula as set out below. Unless otherwise specified in the relevant terms supplement, we will pay you at maturity at least the principal amount of $1,000 (or a portion of the principal amount if the relevant terms supplement specifies a Partial Principal Protection Percentage) for each $1,000 principal amount note and, if specified in the relevant terms supplement, accrued and unpaid interest and/or a Minimum Return.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The notes are our unsecured and unsubordinated obligations and will rank *pari passu* with all of our other unsecured and unsubordinated obligations.

The notes will be issued in denominations of $1,000 and integral multiples thereof, unless otherwise specified in the relevant terms supplement. The principal amount and issue price of each note is $1,000, unless otherwise specified in the relevant terms supplement. The notes will be represented by one or more permanent global notes registered in the name of The Depository Trust Company, or DTC, or its nominee, as described under "Description of Notes — Forms of Notes" in the prospectus supplement and "Forms of Securities — Global Securities" in the prospectus.

The specific terms of the notes will be described in the relevant terms supplement accompanying this product supplement no. 190-A-I. The terms described in that document supplement those described herein and in the accompanying prospectus and prospectus supplement. If the terms described in the relevant terms supplement are inconsistent with those described herein or in the accompanying prospectus or prospectus supplement, the terms described in the relevant terms supplement will control.

Payment at Maturity

The maturity date for the notes will be set forth in the relevant terms supplement and is subject to adjustment if such day is not a business day or if the final Index Valuation Date is postponed as described below. We will specify, in each case if applicable, the Participation Rate, Partial Principal Protection Percentage, Minimum Return, Maximum Return, Knock-Out Level, Knock-Out Rate, Knock-Out Event, Fixed Payment, Initial Averaging Dates, Ending Averaging Dates, Interest Rate, Interest Period, Interest Determination Dates and/or Interest Payment Date(s) and the applicable terms of any such payment terms in the relevant terms supplement.

Your return on the notes will be linked inversely to the performance of the Index during the term of the notes.

Unless otherwise specified in the relevant terms supplement, at maturity you will receive a cash payment for each $1,000 principal amount note of $1,000 (or $1,000 x Partial Principal Protection Percentage, if the relevant terms supplement specifies a Partial Principal Protection Percentage) plus the Additional Amount as described below, which amount may be zero unless a Minimum Return applies. Unless otherwise specified in the relevant terms supplement, you will not receive less than $1,000 (or $1,000 x Partial Principal Protection Percentage, if the relevant terms supplement specifies a Partial Principal Protection Percentage) for each $1,000 principal amount note if you hold the notes to maturity.

For notes with neither a Knock-Out Level nor a Fixed Payment, the "Additional Amount" per $1,000 principal amount note paid at maturity will equal, unless otherwise specified in the relevant terms supplement, $1,000 x the Index Change or Index Strike Change, as applicable, x the Participation Rate; *provided* that the Additional Amount will not be less than zero (or the Minimum Return, if applicable) or greater than the Maximum Return, if applicable.

The "Partial Principal Protection Percentage" will be a percentage less than 100%, as specified in the relevant terms supplement.

The "Participation Rate" will be a percentage, which may be more or less than 100%, as specified in the relevant terms supplement.

The "Minimum Return" will be a fixed dollar amount per $1,000 principal amount note as specified in the relevant terms supplement.

The "Maximum Return" will be a fixed dollar amount per $1,000 principal amount note as specified in the relevant terms supplement.

For notes with a Knock-Out Level, the "Additional Amount" per $1,000 principal amount note paid at maturity will equal, unless otherwise specified in the relevant terms supplement:

(1) if the Index closing level is greater than or equal to the Knock-Out Level on each of the trading days specified in the relevant terms supplement, $1,000 x the Index Change or Index Strike Change, as applicable, x the Participation Rate; *provided* that the Additional Amount will not be less than zero (or the Minimum Return, if applicable) or greater than the Maximum Return, if applicable; or

(2) if the Index closing level is less than the Knock-Out Level on any of the trading days specified in the relevant terms supplement, $1,000 x the Knock-Out Rate.

The "Knock-Out Level" will be a percentage of the Initial Index Level (or Strike Level, if applicable) or a fixed level of the Index as specified in the relevant terms supplement.

The "Knock-Out Rate" will be a percentage as specified in the relevant terms supplement.

A "Knock-Out Event" occurs when the Index closing level is less than the Knock-Out Level on any of the trading days specified in the relevant terms supplement. For example, the terms supplement may specify a single trading day as the only day on which a Knock-Out Event can occur, or the terms supplement may specify that a Knock-Out Event can occur on any trading day during the term of the notes.

For notes with a Fixed Payment, the "Additional Amount" per $1,000 principal amount note paid at maturity will equal:

(1) if the Ending Index Level is less than or equal to the Initial Index Level (or Strike Level, if applicable), the Fixed Payment; or

(2) if the Ending Index Level is greater than the Initial Index Level (or Strike Level, if applicable), zero (or the Minimum Return, if applicable).

The "Fixed Payment" is a fixed dollar amount per $1,000 principal amount note as specified in the relevant terms supplement.

If applicable, the "Index Change," as calculated by the Note Calculation Agent, is the percentage change in the Index closing level, calculated by comparing the Initial Index Level (or Strike Level, if applicable) to the Ending Index Level, unless otherwise specified in the relevant terms supplement. The relevant terms supplement will specify the manner in which the Initial Index Level (or Strike Level, if applicable) and the Ending Index Level will be determined. The Index Change, unless otherwise specified in the relevant terms supplement, is calculated as follows:

$$\text{Index Change} = \frac{\text{Initial Index Level (or Strike Level, if applicable)} - \text{Ending Index Level}}{\text{Initial Index Level (or Strike Level, if applicable)}}$$

If applicable, the "Index Strike Change," as calculated by the Note Calculation Agent, is the percentage change in the Index closing level, calculated by comparing the Strike Level to the Ending Index Level, expressed as a percentage of the Initial Index Level, unless otherwise specified in the relevant terms supplement. The relevant terms supplement will specify the manner in which the Initial Index Level, the Strike Level and the Ending Index Level will be determined. The Index Strike Change, unless otherwise specified in the relevant terms supplement, is calculated as follows:

$$\text{Index Strike Change} = \frac{\text{Strike Level} - \text{Ending Index Level}}{\text{Initial Index Level}}$$

The relevant terms supplement will specify whether an Index Change or an Index Strike Change is applicable.

Unless otherwise specified in the relevant terms supplement, the "Initial Index Level" means the Index closing level on the pricing date or such other date as specified in the relevant terms supplement, or the arithmetic average of the Index closing levels on each of the Initial Averaging Dates, if so specified in the relevant terms supplement.

Unless otherwise specified in the relevant terms supplement, the "Ending Index Level" means the Index closing level on the Observation Date or such other date as specified in the relevant terms supplement, or the arithmetic average of the Index closing levels on each of the Ending Averaging Dates, if so specified in the relevant terms supplement.

The relevant terms supplement may specify an Index level other than the Initial Index Level, which we refer to as the "Strike Level," to be used for calculating the Index Change or Index Strike Change, as applicable, and the amount payable at maturity. The Strike Level may be based on and/or expressed as a percentage of the Index closing level as of a specified date, or may be determined without regard to the Index closing level as of a particular date. For example, the relevant terms supplement may specify that a Strike Level, equal to 95% of the Initial Index Level, will be used to calculate the Index Strike Change.

The "Index closing level" on any trading day will equal the closing level of the Index or any successor index thereto (as described under "General Terms of Notes— Discontinuation of the Index; Alteration of Method of Calculation" in this product supplement no. 190-A-I) published following the regular official weekday close of trading on that trading day. In certain circumstances, the "Index closing level" will be based on the alternative calculation of the Index described under "— Notes with a maturity of more than one year," "—Notes with a maturity of not more than one year" and "The J.P. Morgan US Treasury Note Futures (G) Tracker — Discontinuation of the Index; Alteration of Method of Calculation" in this product supplement no. 190-A-I.

A "trading day" is, unless otherwise specified in the relevant terms supplement, a day, as determined by the Note Calculation Agent, on which trading is generally conducted on (i) the relevant exchange (as defined below) for the 10-Year U.S. Treasury note futures contracts underlying the Index (each, a "10Y Treasury futures contract" and together, "10Y Treasury futures") or the relevant successor index, if applicable, and (ii) the exchanges on which futures or options contracts related to the Index or the relevant successor index, if applicable, are traded.

The Initial Averaging Dates, if applicable, will be specified in the relevant terms supplement and any such date is subject to adjustment as described below. If an Initial Averaging Date is not a trading day or if there is a market disruption event on such date, the applicable Initial Averaging Date will be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or be continuing. In no event, however, will any Initial Averaging Date be postponed more than ten business days following the date originally scheduled to be such Initial Averaging Date. If the tenth business day following the date originally scheduled to be the applicable Initial Averaging Date is not a trading day, or if there is a market disruption event on such tenth business day, the Note Calculation Agent will determine the Index closing level for such Initial Averaging Date on such tenth business day in accordance with the formula for and method of calculating the Index closing level last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the official settlement price (or, if trading in the relevant 10Y Treasury futures has been materially suspended or materially limited, the Note Calculation Agent's good faith estimate of the official settlement price that would have prevailed but for such suspension or limitation or non-trading day) on such tenth business day of the 10Y Treasury futures contract most recently constituting the Index.

The Index Valuation Date(s), which will be either a single date, which we refer to as the Observation Date, or several dates, each of which we refer to as an Ending Averaging Date, will be specified in the relevant terms supplement and any such date is subject to adjustment as described below.

The maturity date will be specified in the relevant terms supplement. If the scheduled maturity date (as specified in the relevant terms supplement) is not a business day, then the maturity date will be the next succeeding business day following such scheduled maturity date. If, due to a market disruption event or otherwise, the final Index Valuation Date is postponed so that it falls less than three business days prior to the scheduled maturity date, the maturity date will be the third business day following the final Index Valuation Date, as postponed, unless otherwise specified in the relevant terms supplement. We describe market disruption events under "General Terms of Notes—Market Disruption Events."

We will irrevocably deposit with DTC no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable at maturity and on the Interest Payment Dates, if any, with respect to the notes on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the notes entitled thereto.

A "business day" is, unless otherwise specified in the relevant terms supplement, any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in dollars are not conducted.

Subject to the foregoing and to applicable law (including, without limitation, U.S. federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes by tender, in the open market or by private agreement.

Notes with a maturity of more than one year

If an Index Valuation Date is not a trading day or if there is a market disruption event on such day, the applicable Index Valuation Date will be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or be continuing. In no event, however, will any Index Valuation Date be postponed more than ten business days following the date originally scheduled to be such Index Valuation Date. If the tenth business day following the date originally scheduled to be the applicable Index Valuation Date is not a trading day or if there is a market disruption event on such tenth business day, the Note Calculation Agent will determine the Index closing level for such Index Valuation Date on such tenth business day in accordance with the formula for and method of calculating the Index closing level last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the official settlement price (or, if trading in the relevant 10Y Treasury futures has been materially suspended or materially limited, the Note Calculation Agent's good faith estimate of the official settlement price that would have prevailed but for such suspension or limitation or non-trading day) on such tenth business day of the 10Y Treasury futures contract most recently constituting the Index.

Notes with a maturity of not more than one year

If an Index Valuation Date is not a trading day or if there is a market disruption event on such day, the applicable Index Valuation Date will be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or be continuing. In no event, however, will any Index Valuation Date be postponed more than ten business days following the date originally scheduled to be such Index Valuation Date; *provided* that no Index Valuation Date, as postponed, will produce a maturity date more than one year (counting for this purpose either the issue date or the maturity date, but not both) after the issue date (the last date that could serve as the final Index Valuation Date without causing the maturity date to be more than one year after the issue date, the "Final Disrupted Valuation Date"). If the earlier of (i) the tenth business day following the date originally scheduled to be the applicable Index Valuation Date and (ii) the Final Disrupted Index Valuation Date is not a trading day or if there is a market disruption event on the earlier of (y) such tenth business day and (z) the Final Disrupted Valuation Date, the Note Calculation Agent will determine the Index closing level for such Index Valuation Date on such tenth business day or Final Disrupted Valuation Date, as applicable, in accordance with the formula for and method of calculating the Index closing level last in effect prior to the commencement of the market disruption event (or prior to the non-trading day), using the official settlement price (or, if trading in the relevant 10Y Treasury futures has been materially suspended or materially limited, the Note Calculation Agent's good faith estimate of the official settlement price that would have prevailed but for such suspension or limitation or non-trading day) on such tenth business day or Final Disrupted Valuation Date, as applicable, of the 10Y Treasury futures contract most recently constituting the Index. **For the avoidance of doubt, in no event will any Index Valuation Date occur after the Final Disrupted Valuation Date.**

Interest Payments

If the relevant terms supplement specifies that the notes will bear interest, the notes will bear interest at the rate per annum, or such other rate or rates, as specified in such terms supplement. Under these circumstances, interest will accrue from the issuance date of the notes to but excluding the maturity date. Interest will be paid in arrears on each date specified in the relevant terms supplement (each such date an "Interest Payment Date") to and including the maturity date, to the holders of record at the close of business on the date 15 calendar days prior to that Interest Payment Date, whether or not such fifteenth calendar day is a business day, unless otherwise specified in the relevant terms supplement. Interest on the notes will be calculated based on a 360-day year of twelve 30-day months, unless otherwise specified in the relevant terms supplement. If any day on which a payment of interest or principal is due is not a business day, the payment will be made with the same force and effect on the next succeeding business day, but no additional interest will accrue as a result of the delayed payment, and the next interest payment period will commence as if the payment had not been delayed. If the maturity date is adjusted as the result of a market disruption event, the payment of interest due on the maturity date will be made on the maturity date as adjusted, with the same force and effect as if the maturity date had not been adjusted, but no additional interest will accrue or be payable as a result of the delayed payment.

RISK FACTORS

Your investment in the notes will involve certain risks. The notes may not pay interest or guarantee any return of principal prior to maturity unless otherwise specified in the relevant terms supplement. Investing in the notes is not equivalent to taking a short position (or otherwise investing directly) in the Index or the 10Y Treasury futures underlying the Index. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. **You should consider carefully the following discussion of risks before you decide that an investment in the notes is suitable for you.**

Risks Relating to the Notes Generally

The notes differ from conventional debt securities.

The terms of the notes differ from those of conventional debt securities in that we may not pay interest on the notes or, if we do pay interest, a significant portion of your total payment at maturity may be based on the performance of the Index rather than the interest rate we will pay you. Where the relevant terms supplement does not provide for interest payments, if the Ending Index Level is greater than, or in certain cases, equal to the Initial Index Level (or Strike Level, if applicable), and if the Index closing level is greater than or equal to the Knock-Out Level, if any, on each of the trading days specified in the relevant terms supplement, at maturity you will receive only $1,000 (plus the Minimum Return, if any) for each $1,000 principal amount note, unless otherwise specified in the relevant terms supplement. Therefore, the return on your investment in the notes may be less than the amount that would be paid on an ordinary debt security. The return at maturity of only the applicable principal amount of each note (plus the Minimum Return, if any) will not compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

The notes are subject to the credit risk of JPMorgan Chase & Co.

The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity or on any other relevant payment dates, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

The inclusion in the original issue price of each agent's commission and the estimated cost of hedging our obligations under the notes is likely to adversely affect the value of the notes prior to maturity.

While the payment at maturity will be based on the full principal amount of your notes as described in the relevant terms supplement, the original issue price of the notes includes each agent's commission and the estimated cost of hedging our obligations under the notes. Such agent's commission includes the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such prices may differ from values determined by pricing models used by JPMSI, as a result of such compensation or other transaction costs.

The notes are bearish on the Index.

Because the notes are inversely linked to the Index, the Index Change will be positive only if the level of the Index declines over the term of the notes. Unless a Knock-Out Event occurs (for notes with a Knock-Out Level), if the level of the Index increases over the term of the Notes, the Index Change, and therefore the payment at maturity, will be adversely affected.

Potential conflicts of interest exist because we are the issuer of the notes, our affiliate, J.P. Morgan Securities Inc. is the Note Calculation Agent and our affiliate, J.P. Morgan Securities Ltd., is the Index Calculation Agent and sponsor of the Index.

We, JPMorgan Chase & Co., are the issuer of the notes and, one of our affiliates, J.P. Morgan Securities Inc., which we refer to as JPMSI, is the Note Calculation Agent and will determine your payment at maturity and another of our affiliates, J.P. Morgan Securities Ltd., which we refer to as JPMSL, is the Index Calculation Agent and sponsor of the Index. JPMSL, as Index Calculation Agent, will determine whether there has been a market disruption event with respect to the Index. In the event of any such market disruption event, JPMSI may use an alternate method to calculate the Index. As the index sponsor and Index Calculation Agent, JPMSL will carry out calculations necessary to promulgate the Index, and it maintains some discretion as to how such calculations are made. In particular, JPMSL has discretion in selecting among methods of how to calculate the Index in the event the regular means of determining the level of the Index is unavailable at the time such determination is scheduled to take place. While we and our affiliates will act in good faith in making all determinations with respect to the notes and the Index, there can be no assurance that any determinations made by us, JPMSI and JPMSL in these various capacities will not affect the value of the notes or the Index. Because determinations made by JPMSI as the Note Calculation Agent and JPMSL as the Index Calculation Agent and sponsor of the Index may affect the amount you receive at maturity, potential conflicts of interest may exist between us, JPMSI, JPMSL and you, as a holder of the notes.

Our affiliate, JPMSL, is the Index Calculation Agent and may adjust the index in a way that affects its level.

JPMSL, one of our affiliates, acts as the Index Calculation Agent and sponsor of the Index and is responsible for calculating and maintaining the Index and developing the guidelines and policies governing its composition and calculation. The rules governing the Index may be amended at any time by JPMSL, in its sole discretion, and the rules also permit the use of discretion by JPMSL in specific instances, such as the right to substitute another futures contract. Unlike other indices, the maintenance of the Index is not governed by an independent committee. Although judgments, policies and determinations concerning the Index are made by JPMSL, we, as the parent company of JPMSL, ultimately control JPMSL.

In addition, the policies and judgments for which JPMSL is responsible could have an impact, positive or negative, on the level of the Index and the value of your notes. JPMSL is under no obligation to consider your interests as an investor in the notes. Furthermore, the inclusion of the 10Y Treasury futures contracts in the Index is not an investment recommendation by us or JPMSL of such futures contracts.

The notes may not pay more than the applicable principal amount, and accrued and unpaid interest, if applicable, at maturity.

If the Ending Index Level is greater than, or, in certain cases, equal to the Initial Index Level (or Strike Level, if applicable), and the Index closing level is greater than or equal to the Knock-Out Level, if any, on all of the trading days specified in the relevant terms supplement, you will receive only the applicable interest payments, if any, set forth in the terms supplement and, unless otherwise specified in the relevant terms supplement, $1,000 (plus the Minimum Return, if any) for each $1,000 principal amount note you hold at maturity. This will be true even if the value of the Index was less than the Initial Index Level (or Strike Level, if applicable) at some time during the term of the notes but later increases above the Initial Index Level (or Strike Level, if applicable). Because the notes may accrue interest at an interest rate lower than that payable for other debt securities issued by us with a comparable maturity, the return on your investment in the notes may be less than the amount that would be paid on a conventional debt security of comparable maturity. This return may not fully compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

Your investment in the notes may result in a loss if a Partial Principal Protection Percentage is applicable.

If the relevant terms supplement specifies that a Partial Principal Protection Percentage will apply to the notes, you may receive a payment at maturity in an amount that is less than $1,000 for each $1,000 principal amount note. For notes with partial principal protection, at maturity you will receive a cash payment for each $1,000 principal amount note of $1,000 x the Partial Principal Protection Percentage, plus the Additional Amount, which may be zero.

The appreciation potential of the notes will be limited by the Knock-Out Level, if applicable.

If the notes have a Knock-Out Level, the appreciation potential of the notes is limited by the Knock-Out Level and the corresponding Knock-Out Rate. For example, if the Knock-Out Level equals 75% of the Initial Index Level (or Strike Level, if applicable), the appreciation potential of the notes is limited to 25% multiplied by the Participation Rate. Once the Index closing level declines below the Knock-Out Level, the appreciation potential of the notes is limited to the Knock-Out Rate, even if the Index Change or Index Strike Change, as applicable, multiplied by the Participation Rate is greater than the Knock-Out Rate. For notes with a Knock-Out Level, if the Index closing level is less than the Knock-Out Level on any trading day specified in the relevant terms supplement, the return on the notes will equal the Knock-Out Rate multiplied by the applicable principal amount of the notes and will not be determined by reference to the Index Change or Index Strike Change, as applicable, and the Participation Rate. This return may not compensate you for any loss in value due to inflation and other factors relating to the value of money over time. Therefore your return may be less than the return you would have otherwise received if you had taken a short position (or otherwise invested directly) in the Index, the 10Y Treasury futures underlying the Index or contracts relating to the Index for which there is an active secondary market. Under these circumstances, your return will not reflect any potential decrease in the Ending Index Level, as compared to the Initial Index Level (or Strike Level, if applicable), as adjusted by the Participation Rate, of greater than the Knock-Out Rate.

The Ending Index Level may be greater than the Index level at other times during the term of the notes.

Because the Ending Index Level is calculated based on the Index closing level on one or more Index Valuation Dates during the term of the notes, the level of the Index at various other times during the term of the notes could be lower than the Ending Index Level. This difference could be particularly large if there is a significant decrease in the level of the Index before and/or after the Index Valuation Date(s) or if there is a significant increase in the level of the Index around the time of the Index Valuation Date(s) or if there is significant volatility in the Index level during the term of the notes (especially on dates near the Index Valuation Date(s)). For example, when the Index Valuation Date of the notes is near the end of the term of the notes, then if the Index levels decrease or remain relatively constant during the initial term of the notes and then increase above the Initial Index Level (or Strike Level, if applicable), the Ending Index Level may be significantly greater than if it were calculated on a date earlier than the Index Valuation Date. Under these circumstances, you may receive a lower payment at maturity than you would have received if you had taken a short position (or otherwise invested directly) in the Index, the 10Y Treasury futures underlying the Index or contracts relating to the Index for which there is an active secondary market.

The value of the Initial Index Level may be determined after the issue date of the notes.

If so specified in the relevant terms supplement, the Initial Index Level will be determined based on the arithmetic average of the Index closing levels on the Initial Averaging Dates specified in that relevant terms supplement. One or more of the Initial Averaging Dates specified may occur on or following the issue date of the notes; as a result, the Initial Index Level for the Index may not be determined, and you may therefore not know the value of such Initial Index Level, until after the issue date. Similarly, the global note certificate representing the notes, which will be deposited with the DTC on the issue date as described under "General Terms of Notes – Book-Entry Only Issuance – The Depository Trust Company," will not set forth the value of the Initial Index Level for the Index. If there are any declines in the Index closing levels on the Initial Averaging Dates that occur after the issue date and such declines result in the Initial Index Level being less than the Index closing level on the issue date, this may establish a lower level that the Index must achieve for you to receive at maturity more than the applicable principal amount of your notes and, if applicable, the Minimum Return.

The appreciation potential of the notes will be limited by the Fixed Payment, if applicable.

If the notes have a Fixed Payment, the appreciation potential of the notes is limited to the appreciation represented by such Fixed Payment, even if the depreciation in the Index would, but for the Fixed Payment, result in the payment of a greater Additional Amount at maturity. If the Ending Index Level is less than or equal to the Initial Index Level (or Strike Level, if applicable), the return on the notes will equal the Fixed Payment and will not be determined by reference to the Index Change or Index Strike Change, as applicable. This return will be limited regardless of the depreciation of the Index, which may be significant. Therefore, under certain circumstances, your return may be less than the return you would have otherwise received if you had taken a short position (or otherwise invested directly) in the Index, the 10Y Treasury futures or the related Treasury notes which there is an active secondary market.

The appreciation potential of the notes will be limited by the Maximum Return, if applicable.

If the notes have a Maximum Return, the appreciation potential of the notes is limited to the fixed dollar amount per $1,000 principal amount note specified in the relevant terms supplement as the Maximum Return. The Additional Amount will equal no more than the Maximum Return. Accordingly, the appreciation potential of the notes will be limited to the Maximum Return even if the Additional Amount calculated with reference to the Index Change or Index Strike Change, as applicable, and Participation Rate would be greater than the Maximum Return.

If the Index is volatile, there is a great likelihood that a Knock-Out Event will occur.

For notes with a Knock-Out feature, the likelihood that the Index closing level will be greater than the Knock-Out Level on each of the trading days specified in the relevant terms supplement will depend in large part on the volatility of the Index—the frequency and magnitude of changes in the level of the Index. An index linked to futures contracts may be more volatile than an index linked directly to the securities underlying such futures contracts.

For notes without a Fixed Payment, if the Participation Rate is less than 100%, the Additional Amount will be limited by the Participation Rate.

For notes without a Fixed Payment, if the Participation Rate is less than 100% and the Ending Index Level is less than the Initial Index Level (or Strike Level, if applicable), the Additional Amount you receive at maturity will equal only a percentage, as specified in the relevant terms supplement, of the absolute performance of the Index below the Initial Index Level (or Strike Level, if applicable), assuming that a Knock-Out Event, if applicable, has not occurred. Under these circumstances, the Additional Amount you receive at maturity will not fully reflect the absolute performance of the Index.

The notes are designed to be held to maturity.

The notes are not designed to be short-term trading instruments. The price at which you will be able to sell your notes prior to maturity, if at all, may be at a substantial discount from the principal amount of the notes, even in cases where the Index has appreciated since the date of the issuance of the notes. The potential returns described in any terms supplement assume that your notes are held to maturity.

Secondary trading may be limited.

Unless otherwise specified in the relevant terms supplement, the notes will not be listed on a securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.

J.P. Morgan Securities Inc., or JPMSI, may act as a market maker for the notes, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes. If at any time JPMSI or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the notes.

Owning the notes is not the same as taking a short position in the 10Y Treasury futures contracts underlying the Index or the related Treasury notes.

The notes will not fully reflect the return you would realize if you actually took a short position in the 10Y Treasury futures contracts underlying the Index or the related Treasury notes. The Index is a hypothetical construct that does not hold any underlying asset. As a result, a holder of the notes will not have any direct or indirect rights to the short positions in 10Y Treasury futures contracts underlying the Index or the related Treasury notes.

Prior to maturity, the value of the notes will be influenced by many unpredictable factors.

Many economic and market factors will influence the value of the notes. We expect that, generally, the level of the Index and interest rates on any day will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to changes in the level of the Index or interest rates. The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

- the expected volatility in the Index and in the prices of 10Y Treasury futures;

- the time to maturity of the notes;

- interest and yield rates in the market generally as well as in the U.S. Treasuries market;

- economic, financial, political, regulatory and judicial events that affect interest rates, the market for 10-Year U.S. Treasury notes and 10Y Treasury futures generally; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

You cannot predict the future performance of the Index based on its historical performance. The Ending Index Level may be flat or positive as compared to the Initial Index Level (or Strike Level, if applicable), in which event you will only receive the applicable principal amount of your notes at maturity unless the relevant terms supplement provides for interest payments, a Minimum Return or includes a Knock-Out feature.

We or our affiliates may have adverse economic interests to the holders of the notes.

JPMSI and other affiliates of ours trade Treasury futures contracts, the Treasury notes underlying such futures contracts and other financial instruments related to the Index, the underlying futures contracts or the related Treasury notes, on a regular basis, for their accounts and for other accounts under their management. JPMSI and these affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments with returns linked to the Index, the underlying futures contracts or the related Treasury notes. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the notes. Any of these trading activities could potentially affect the level of the Index and, accordingly, could affect the value of the notes and any Additional Amount, if any, payable to you at maturity.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of notes with returns linked or related to changes in the level of the Index, or the underlying futures contracts or the related Treasury notes. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the notes.

We may have hedged our obligations under the notes through certain affiliates or unaffiliated counterparties who would expect to make a profit on such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, such hedging may result in a profit that is more or less than expected, or it may result in a loss.

In the course of our or our affiliates' trading activities, we or our affiliates may acquire material nonpublic information with respect to Treasury notes or futures contracts and we will not disclose any such information to you. In addition, one or more of our affiliates may produce and/or publish research reports, or otherwise express views, with respect to expected movements in the price or yield of Treasury notes or futures contracts. We do not make any representation or warranty to any purchaser of notes with respect to any matters relating to such future movements.

JPMSI, one of our affiliates, will act as the Note Calculation Agent. The Note Calculation Agent will determine, among other things, the Initial Index Level, the Strike Level, if applicable, the Ending Index Level, the closing level of the Index on each Index Valuation Date and each Initial Averaging Date, if applicable, the Index Change or Index Strike Change, as applicable, and the Additional Amount, if any, that we will pay you at maturity as well as whether the Index closing level is less than the Knock-Out Level (for notes with a Knock-Out Level), whether the Ending Index Level is less than or equal to the Initial Index Level (or Strike Level, if applicable) and, if the notes bear interest, the amount of interest payable, if any, on any Interest Payment Date. The Note Calculation Agent will also be responsible for determining whether a market disruption event has occurred, whether the Index has been discontinued, whether there has been a material change in the method of calculation of the Index and, if the notes bear interest, whether a day is an Interest Payment Date. In performing these duties, JPMSI may have interests adverse to the interests of the holders of the notes, which may affect your return on the notes, particularly where JPMSI, as the Note Calculation Agent, is entitled to exercise discretion.

Our affiliate, JPMSI and its affiliates may have published research, expressed opinions or provided recommendations that are inconsistent with investing in or holding the notes, and may do so in the future. Any such research, opinions or recommendations could affect the value of the Index or the 10Y Treasury futures underlying the Index, and therefore the market value of the notes.

JPMSI and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. JPMSI and its affiliates may have published research or other opinions that call into question the investment view implicit in an investment in the notes. Any research, opinions or recommendations expressed by JPMSI or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Index and the 10Y Treasury futures underlying the Index to which the notes are linked.

Market disruptions may adversely affect your return.

The Note Calculation Agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly determining the Index closing level on any Index Valuation Date, any Initial Averaging Date, if applicable, or on any of the trading days specified in the relevant terms supplement for purposes of determining whether a Knock-Out Event, if applicable, has occurred, or the Index Change or Index Strike Change, as applicable, and calculating the payment at maturity that we are required to pay you. These events may include disruptions or suspensions of trading in the markets as a whole. If the Note Calculation Agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the notes, it is possible that one or more of the Index Valuation Dates or Initial Averaging Dates, if any, and the maturity date will be postponed and your return will be adversely affected. See "General Terms of Notes—Market Disruption Events."

Generally, if the term of the notes is not more than one year, we expect to treat the notes as short-term debt instruments for U.S. federal income tax purposes.

Unless otherwise provided in the relevant terms supplement, if the term of the notes is not more than one year (including either the issue date or the last possible date that the notes could be outstanding, but not both), we expect to treat the notes as "short-term" debt instruments for U.S. federal income tax purposes. No statutory, judicial or administrative authority directly addresses the treatment of notes or instruments similar to the notes for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service (the "IRS") with respect to the notes. As a result, certain aspects of the tax treatment of an investment in the notes are uncertain. You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in this product supplement no. 190-A-I and consult your tax adviser regarding your particular circumstances.

Generally, if the term of the notes is more than one year, we expect to treat the notes as contingent payment debt instruments for U.S. federal income tax purposes.

Unless otherwise provided in the relevant terms supplement, if the term of the notes is more than one year (including either the issue date or the last possible date the notes could be outstanding, but not both), we expect to treat the notes as "contingent payment debt instruments" for U.S. federal income tax purposes. Assuming this treatment, subject to the occurrence of a Knock-Out Event (if applicable), you generally will be required to recognize interest income in each year at the "comparable yield," as determined by us, although we may not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in your notes. Special rules may apply if the Additional Amount is determined early in the event of the occurrence of a Knock-Out Event. Generally, amounts received at maturity or on earlier sale or exchange in excess of your basis will be treated as additional interest income while any loss will generally be treated as an ordinary loss to the extent of all previous inclusions with respect to your notes, which to that extent will be deductible against other income (*e.g.*, employment and interest income) with the balance treated as capital loss, which may be subject to limitations. Losses may be subject to special reporting requirements. You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in this product supplement no. 190-A-I and consult your tax adviser regarding your particular circumstances.

JPMorgan Chase & Co. employees holding the notes must comply with policies that limit their ability to trade the notes and may affect the value of their notes.

If you are an employee of JPMorgan Chase & Co. or one of its affiliates, you may only acquire the notes for investment purposes and you must comply with all of our internal policies and procedures. Because these policies and procedures limit the dates and times that you may transact in the notes, you may not be able to purchase any notes described in the relevant terms supplement from us and your ability to trade or sell any such notes in the secondary market may be limited.

Risks Relating to the Index

If the market value of the Index changes, the market value of your notes may not change in the same manner.

Owning the notes is not the same as taking a short position in the 10Y Treasury futures contracts underlying the Index or the related Treasury notes. Accordingly, changes in the prices of 10-Year U.S. Treasury notes or of 10Y Treasury futures may not result in a comparable (but opposite) change in the market value of the Index or your notes.

The Index comprises notional assets.

The exposure to 10Y Treasury futures provided by the Index is purely notional and will exist solely in the records maintained by or on behalf of the calculation agent for the Index, which we refer to as the "Index Calculation Agent." There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. Consequently, you will not have any claim against any of the 10Y Treasury futures underlying the Index. The Index reflects the returns available by maintaining a rolling position in 10Y Treasury futures and is, at any given time, comprised of a single 10-Year U.S. Treasury note futures contract that is notionally rolled every three months prior the expiry of the current front month contract.

The Index has a limited operating history and may perform in unanticipated ways.

The Index was established on August 28, 2009 and therefore has a limited operating history. Any back-testing or similar analysis performed by any person in respect of the Index must be considered illustrative only and may be based on estimates or assumptions not used by the Index Calculation Agent when determining the level of Index. Past performance should not be considered indicative of future performance.

The 10Y Treasury futures composing the Index may be changed in certain extraordinary events.

Following the occurrence of certain extraordinary events with respect to the 10Y Treasury futures as described under "The J.P. Morgan US Treasury Note Futures (G) Tracker — Extraordinary Events," the affected futures contract may be replaced by a substitute futures contract. You should realize that the changing of a futures contract may affect the performance of the Index, and therefore, the return on the notes, as the replacement futures contract may perform significantly better or worse than the affected futures contract.

The notes may be subject to increased volatility.

The Index is comprised of 10Y Treasury futures contracts, which are highly leveraged instruments. A futures contract on an underlying asset often displays considerably higher volatility than the underlying asset — in this case, 10-Year U.S. Treasury notes. Futures contracts are often less liquid than their underlying asset. Accordingly, the use of these futures contracts as components of the Index may potentially result in higher volatility than in the absence of their usage.

The settlement price of 10Y Treasury futures may not be readily available.

The official settlement price of the 10Y Treasury futures are calculated and published by the Chicago Board of Trade ("CBOT"). The official settlement price of the relevant 10Y Treasury futures are used to calculate the level of the Index. Any disruption in CBOT trading of the relevant 10Y Treasury futures could delay the release or availability of the official settlement price. This may delay or prevent the calculation of the Index.

The notes are subject to interest rate risk.

Investing in the notes differs significantly from taking a short position in 10Y Treasury futures or the related Treasury notes, as applicable, as the level of the Index changes, at times significantly, from day to day based upon the current market prices of the underlying 10Y Treasury futures contracts (and indirectly, the related Treasury notes). The market prices of these Treasury futures and notes are volatile and significantly influenced by a number of factors, particularly the yields on the Treasury futures/notes as compared to current market interest rates and the actual or perceived credit quality of the U.S. government.

In general, fixed-income instruments, such as Treasury futures/notes, are significantly affected by changes in current market interest rates. As interest rates decline, the price of fixed-income instruments, including the 10Y Treasury futures underlying the Index (or the related Treasury notes), is likely to increase, which will have an adverse impact on your notes. Instruments with longer durations, such as the 10Y Treasury futures (and the related Treasury notes) tend to be more sensitive to interest rate changes, usually making them more volatile than instruments with shorter durations. Interest rates are subject to volatility due to a variety of factors, including:

- sentiment regarding underlying strength in the U.S. economy and global economies;
- expectations regarding the level of price inflation;
- sentiment regarding credit quality in the U.S. and global credit markets;
- central bank policies regarding interest rates; and
- the performance of U.S. and foreign capital markets.

Fluctuations in interest rates are likely to affect the value of 10Y Treasury futures, the Index and the notes.

Historical performance of the Index should not be taken as an indication of the future performance of the Index during the term of the notes.

The actual performance of the Index over the term of the notes, as well as the amount payable at maturity or upon early repurchase, may bear little relation to the historical performance of the Index or its hypothetical, back-tested historical performance. The settlement prices of the relevant 10Y Treasury futures underlying the Index will determine the level of the Index. As a result, it is impossible to predict whether the level of the Index will rise or fall.

The Index may in the future be subject to an adjustment factor that could negatively affect the value of the notes.

Although the Index currently is not subject to an adjustment factor, if in the future any hypothetical holder of the relevant 10Y Treasury futures contract would be required on any reweighting date to incur a lower cost or amount of tax, duty, expense or fee to acquire, establish, re-establish, substitute, maintain, unwind or dispose of the relevant futures contract or to synthetically hedge the level of the Index, then an adjustment factor may apply in the calculation of the level of the Index, which could positively affect the level of the Index but negatively affect the value of the notes.

USE OF PROCEEDS

Unless otherwise specified in the relevant terms supplement, the net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes. The original issue price of the notes includes each agent's commissions (as shown on the cover page of the relevant terms supplement) paid with respect to the notes and the estimated cost of hedging our obligations under the notes. We may have hedged our obligations under the notes through certain affiliates or unaffiliated counterparties.

Unless otherwise specified in the relevant terms supplement, each agent's commissions will include the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, our projected profit resulting from such hedging may result in a profit that is more or less than expected, or could result in a loss. See also "Use of Proceeds" in the accompanying prospectus.

On or prior to the date of the relevant terms supplement, we, through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the notes by taking a short position (or otherwise investing directly) in the Index, the 10Y Treasury futures underlying the Index, or instruments the value of which is derived from the Index or the 10Y Treasury futures underlying the Index. While we cannot predict an outcome, such hedging activity or other hedging and investment activities of ours could potentially increase the level of the Index as well as the Initial Index Level, and, therefore, effectively establish a lower level that the Index must achieve for you to receive at maturity of the notes more than the applicable principal amount of your notes (other than, if applicable, any interest payment or payment of the Minimum Return). From time to time, prior to maturity of the notes, we may pursue a dynamic hedging strategy that may involve taking long or short positions in the Index, the 10Y Treasury futures underlying the Index, or instruments the value of which is derived from the Index or the 10Y Treasury futures underlying the Index. Although we have no reason to believe that any of these activities will have a material impact on the level of the Index or the value of the notes, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No note holder will have any rights or interest in our hedging activity or any positions we or any unaffiliated counterparties may take in connection with our hedging activity.

THE J.P. MORGAN US TREASURY NOTE FUTURES (G) TRACKER

The J.P. Morgan US Treasury Note Futures (G) Tracker (the "Futures Tracker" or the "Index") was developed and is maintained and calculated by J.P. Morgan Securities Ltd. The description of the strategy and methodology underlying the Index included in this product supplement is based on rules formulated by J.P. Morgan Securities Ltd. (the "Rules") and is qualified by the full text of the Rules. The Rules, and not this description, will govern the calculation and constitution of the Index and other decisions and actions related to its maintenance. The Rules in effect as of the date of this product supplement are included as part of the Rules attached as Annex A to this product supplement. The Index is the intellectual property of J.P. Morgan Securities Ltd., and J.P. Morgan Securities Ltd. reserves all rights with respect to its ownership of the Index.

The Futures Tracker is a notional, dynamic strategy that aims to replicate the returns of maintaining a long position in 10-Year U.S. Treasury notes futures contracts (each, a "10Y Treasury Futures Contract" and collectively, "10Y Treasury Futures"). At any given time, the Futures Tracker is composed of a single 10Y Treasury Futures Contract that is either the contract closest to expiration (each, the "Near Futures Contract") or the next 10Y Treasury Futures Contract scheduled to expire immediately following the Near Futures Contract (the "Far Futures Contract"). The Futures Tracker was established on August 28, 2009.

The Futures Tracker is published by Bloomberg L.P. under the ticker symbol "RFJGUSBE."

The Futures Tracker notionally invests in a Near Futures Contract initially and maintains this notional exposure to 10Y Treasury Futures by closing out its position in the expiring Near Futures Contract and establishing a new position in a Far Futures Contract in a process referred to as "rolling."

10Y Treasury Futures are legally binding agreements for the buying or selling of U.S. Treasury notes at a fixed price for physical settlement on a future date (such date being its expiry date). Each 10Y Treasury Futures Contract has a face value of U.S.$100,000 and requires the delivery of a U.S. Treasury note with a remaining maturity term of no more than ten years and no less than six years and six months. 10Y Treasury Futures are traded on the Chicago Board of Trade ("CBOT"). The closing prices of 10Y Treasury Futures are calculated by CBOT and reported on Bloomberg under the ticker symbol "TY".

On each day on which the CBOT (or any successor exchange) is open for trading during its regular trading session, which we refer to as a "Tracker Business Day," the Futures Tracker will have a notional position in a Near Futures Contract. It will maintain this exposure until the second to last Tracker Business Day of the month immediately preceding the month in which the expiry date of such Near Futures Contract falls (such date being the "Re-weighting Date"). On the Re-weighting Date, the Futures Tracker will roll into the Far Futures Contract. The expected expiry dates of the Near Futures Contracts are the third Friday of March, June, September and December, with the corresponding roll dates falling in February, May, August and November. For example, from the May 27, 2010 Re-Weighting Date to and including August 27, 2010, the Index would be notionally invested in the contract expiring September 17, 2010. On the August 30, 2010 Re-weighting Date, the roll would occur and starting from that date until (but excluding) the next Re-weighting Date, the Index would be notionally invested in the contract expiring December 17, 2010.

The Index is described as a "notional" or "synthetic" portfolio or strategy because its reported value does not represent the value of any actual assets held by any person and there is no actual portfolio of assets in which any person has any ownership interest.

Calculation and Publication of the Futures Tracker Level

JPMSL, as the Index Calculation Agent, or any affiliate or subsidiary designated by it, will act as Note Calculation Agent for the Futures Tracker. Subject to the occurrence or existence of a Tracker Market Disruption Event (as described below), the Index Calculation Agent will calculate and publish the value of the Futures Tracker (which we refer to as the "Tracker Level") on each Tracker Business Day, reported to two (2) decimal places. The Tracker Level is calculated in U.S. dollars in accordance with the methodology set out in "Futures Tracker Level" below.

The Tracker Level has a base value of 114.50 as of February 25, 1999, which we refer to as the "Base Date." Unless a Tracker Market Disruption Event has occurred and is continuing, the Tracker Level on each Tracker Business Day from, but excluding, the immediately preceding Re-weighting Date to, and including, the next following Re-weighting Date is calculated by the Index Calculation Agent in accordance with the following formula:

$$Tracker_{k,t} = E_k \times Future_{k+1,t}$$

where:

$Tracker_{k,t}$ means the Tracker Level on Tracker Business Day t;

$Future_{k+1,t}$ means the Closing Price on Tracker Business Day t of the 10Y Treasury Futures Contract that expires on the first expiry date to occur following Re-weighting Date k+1 (*i.e.* the current futures contract);

Closing Price   means, in respect of a 10Y Treasury Futures Contract and a Dealing Day, the Official Settlement Price; and

where:

"Dealing Day" means, in respect of a 10Y Treasury Futures Contract, a day upon which the Official Settlement Price for such 10Y Treasury Futures Contract is, or but for the occurrence of a Tracker Market Disruption Event would have been, scheduled to be calculated and published by CBOT or any successor exchange; and

"Official Settlement Price" means the closing price published on the applicable Bloomberg page specified in the table below for the relevant 10Y Treasury Futures Contract.

Futures Contract Expiry Month	Bloomberg Month Code	Expected Bloomberg Code*
March	H	TYH&"Year"<Comdty>
June	M	TYM&"Year"<Comdty>
September	U	TYU&"Year"<Comdty>
December	Z	TYZ&"Year"<Comdty>

* "Year" is the year in which the expiry date for the futures contract falls.

E_k means the Exposure of the Futures Tracker on Re-weighting Date k immediately preceding Tracker Business Day t calculated as:

$$E_k = E_{k-1} \times \frac{Future_k}{Future_{k+1}}$$

where:

$Future_k$ means the Closing Price on Re-weighting Date k of the 10Y Treasury Futures Contract that expires on the first expiry date to occur following Re-weighting Date k (*i.e.* the contract preceding the current futures contract); and

$Future_{k+1}$ means the Closing Price on Re-weighting Date k of the 10Y Treasury Futures Contract that expires on the first expiry date to occur following Re-weighting Date k+1 (*i.e.* the current futures contract).

A is the adjustment factor (the "Adjustment Factor") of 0, provided that, were any hypothetical holder of $Future_k$ required, relative to Re-weighting Date$_{k-1}$, to incur an increased (or decreased) cost or amount of tax, duty, expense or fee to acquire, establish, re-establish, substitute, maintain, unwind or dispose of the relevant 10Y Treasury Futures Contract to synthetically hedge the Tracker Level, then such additional amount shall be deemed to have been added to (or deducted from) the Adjustment Factor on Re-weighting Date$_k$.

The Exposure has a base value of 1 on the Base Date, meaning that on the Base Date, the Futures Tracker was notionally invested in one unit of the relevant 10Y Treasury futures contract. On each Re-weighting Date, the Exposure is changed to reflect the number of units of the Far Futures Contract that could be purchased at the relevant closing price on the Re-weighting Date by selling the number of units of the Near Futures Contract notionally held by the Index immediately before the roll at the relevant closing price on the Re-weighting Date. On each Tracker Business Day, the Tracker Level measures the value of the number of units of the relevant 10Y Treasury futures contract notionally held by the Index based on the closing price on that Tracker Business Day.

Unless a Tracker Market Disruption Event has occurred and is continuing, the Tracker Level will be published in respect of each Tracker Business Day by the Index Calculation Agent on Bloomberg page RFJGUSBE.

Tracker Market Disruptions to the Tracker Level

The Index Calculation Agent will calculate and publish the Tracker Level on each Tracker Business Day so long as no Tracker Market Disruption Event has occurred or is continuing on such day. A "Tracker Market Disruption Event" means, in respect of a 10Y Treasury Futures Contract and a Dealing Day, a failure by CBOT (or any successor exchange) to calculate and publish the Closing Price for the 10Y Treasury Futures Contract on such Dealing Day, or any event that, in the determination of the Index Calculation Agent, disrupts or impairs the ability of market participants generally to effect transactions in or obtain market values for such 10Y Treasury Futures Contract. These events may include, but are not limited to, the occurrence of any of a Trading Disruption, Exchange Disruption or Early Closure.

"Early Closure" means the closure by CBOT or any successor exchange on any Tracker Business Day prior to its scheduled closing time unless such earlier closing time is announced by such exchange at least one hour prior to the actual closing time for the regular trading session on such exchange.

"Exchange Disruption" means any event (other than an Early Closure) that disrupts or impairs (as determined by the Index Calculation Agent) the ability of market participants in general to effect transactions in, or obtain market values for, futures (including, without limitation, the 10Y Treasury Futures Contracts).

"Trading Disruption"   means any suspension of or limitation imposed on trading by CBOT or any successor exchange or otherwise and whether by reason of movements in price exceeding limits permitted by such exchange or otherwise in futures (including, without limitation, the 10Y Treasury Futures Contracts).

The consequences of a Tracker Market Disruption Event occurring or existing depend on whether such event falls on a Re-weighting Date or any Tracker Business Day (any such day on which a Tracker Market Disruption Event occurs or exists is referred to as a "Disrupted Day"):

(a) On a Re-weighting Date

If any Re-weighting Date is a "Disrupted Day," in respect of any relevant 10Y Treasury Futures Contract (each such 10Y Treasury Futures Contract affected by a Disrupted Day, an "Affected Futures Contract"), then the relevant Re-weighting Date for the Affected Futures Contract will be deemed to be the first following Dealing Day for the Affected Futures Contract which is not a Disrupted Day, unless the four Dealing Days for an Affected Futures Contract immediately following the day originally scheduled to be the Re-weighting Date are Disrupted Days for such Affected Futures Contract. In such circumstances, the fourth Dealing Day following the day originally scheduled to be the relevant Re-weighting Date will be deemed to be the relevant Re-weighting Date (notwithstanding that it is a Disrupted Day in respect of the Affected Futures Contract), and the Index Calculation Agent will re-weight the Futures Tracker acting in good faith using such information and/or methods as it determines, in its reasonable discretion, are appropriate.

(b) On a Tracker Business Day

Notwithstanding paragraph (a) above, if any Tracker Business Day is a Disrupted Day for any relevant 10Y Treasury Futures Contract, the Index Calculation Agent may either:

- calculate its good faith estimate of the Tracker Level for such Tracker Business Day, using its good faith estimate of the level of the Affected Futures Contract. Any such estimated level may be subject to correction on the first succeeding Tracker Business Day which is not a Disrupted Day in respect of any Affected Futures Contract; or

- suspend the calculation and publication of the Tracker Level until the first succeeding Tracker Business Day that is not a Disrupted Day in respect of any relevant Futures Contract.

Extraordinary Events

Certain events, which we refer to as "Extraordinary Events," will cause the Index Calculation Agent to replace or remove any relevant 10Y Treasury Futures Contract to which the Futures Tracker has exposure, or make an adjustment to the Rules as it determines in good faith, is appropriate.

(a) Successor Futures Contract

If any 10Y Treasury Futures Contract is:

- not calculated and quoted by CBOT but by a successor exchange acceptable to the Index Calculation Agent; or

- replaced by a successor futures contract using, in the determination of the Index Calculation Agent, the same or substantially similar formula and method of calculation as used in the calculation of such 10Y Treasury Futures Contract,

then, in each case, that successor futures contract (which we refer to as the "Successor Futures Contract") will replace the relevant 10Y Treasury Futures Contract with effect from a date determined by the Index Calculation Agent who may make such adjustment to the Rules, as it determines in good faith is appropriate, to account for such change.

(b) Material Change to Futures Contracts

Without prejudice to the ability of the Index Calculation Agent to amend the Rules, the Index Calculation Agent may, acting in good faith and in a commercially reasonable manner, **exclude or substitute** any 10Y Treasury Futures Contract following the occurrence (and/or continuation) of a Change in Law or in circumstances where it considers it reasonably necessary to do so to reflect the intention of the Futures Tracker, including (without prejudice to the generality of the foregoing) changes announced by CBOT relating to the modification, exclusion, inclusion or substitution of any one 10Y Treasury Futures Contracts or any perception among market participants generally that the published price of the relevant 10Y Treasury Futures Contract is inaccurate (and CBOT fails to correct such level), and if it so excludes or substitutes for any 10Y Treasury Futures Contract, then the Index Calculation Agent may adjust the Rules as it determines in good faith to be appropriate to account for such exclusion or substitution on such date(s) selected by the Index Calculation Agent. The Index Calculation Agent is under no obligation to continue the calculation and publication of the Futures Tracker upon the occurrence or existence of a Change in Law, and the Index Calculation Agent may decide to cancel the Futures Tracker if it determines, acting in good faith, that the objective of the Futures Tracker can no longer be achieved.

"Change in Law" means that:

- the adoption of, or any change in, any applicable law, regulation or rule (including, without limitation, any tax law); or

- the promulgation of, or any change in, the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law, rule, regulation or order (including, without limitation, as implemented by the U.S. Commodity and Futures Trading Commission or exchange or trading facility),

causes the Index Calculation Agent to determine in good faith, in either case, that (x) it is contrary to such law, rule, regulation or order for any market participants that are brokers or financial intermediaries (individually or collectively) to hold, acquire or dispose of (in whole or in part) any 10Y Treasury Futures Contract or any transaction referencing any 10Y Treasury Futures Contract or, (y) holding a position in any 10Y Treasury Futures Contract or any transaction referencing any 10Y Treasury Futures Contract is (or, but for the consequent disposal or termination thereof, would otherwise be) in excess of any allowable position limit(s) applicable to any market participants that are brokers or financial intermediaries (individually or collectively) under any such law, rule, regulation in relation to such 10Y Treasury Futures Contract traded on any exchange(s) or other trading facility (including, without limitation, CBOT).

(c) Cancellation or Non-publication

If, at any time, CBOT (or any successor exchange):

- announces that it will make a material change in the definition of any 10Y Treasury Futures Contract or in any other way materially modifies such contract (other than a modification prescribed in the definition of such contract); or

- permanently cancels any 10Y Treasury Futures Contract and no Successor Futures Contract exists or is otherwise unable or unwilling to publish levels of the 10Y Treasury Futures Contract,

then the Index Calculation Agent may remove such 10Y Treasury Futures Contract from the Futures Tracker and may adjust the Rules as it determines in good faith to be appropriate to account for such change(s) (including, without limitation, selecting a replacement futures contract traded on an equivalent exchange and having similar characteristics to the affected contract and the date of such replacement) on such date(s) as selected by the Index Calculation Agent.

Corrections

If:

- the Closing Price of any 10Y Treasury Futures Contract as of any date which is published or otherwise made available by or on behalf of CBOT (or any successor exchange) is subsequently corrected and such correction is published or otherwise made available by or on behalf of such 10Y Treasury Futures Contract; or

- the Index Calculation Agent identifies an error or omission in any of its calculations or determinations in respect of the Futures Tracker,

then the Index Calculation Agent may, if practicable and if it determines, acting in good faith, that such correction, error or omission (as the case may be) is material, adjust or correct the relevant calculation or determination and/or the Tracker Level as of any Tracker Business Day to take into account such correction, if such correction is practicable.

Responsibility of the Index Calculation Agent

The Index Calculation Agent will act in good faith and in a commercially reasonable manner with respect to the performance of its obligations and the exercise of its discretion pursuant to the Rules. While the Rules are intended to be comprehensive, ambiguities may arise. In such circumstances, the Index Calculation Agent will resolve such ambiguities in a reasonable manner and, if necessary, amend the Rules to reflect such resolution.

None of the Index Calculation Agent, any of its affiliates or subsidiaries and any of their respective directors, officers, employees, representatives, delegates or agents (we refer to each as a "Relevant Person") will have any responsibility to any person (whether as a result of negligence or otherwise) for any determinations made or anything done (or omitted to be determined or done) in respect of the Futures Tracker or any use to which any person may put the Futures Tracker or the Tracker Level. All determinations of the Index Calculation Agent in respect of the Futures Tracker will be final, conclusive and binding, and no person shall be entitled to make any claim against any of the Relevant Persons in respect thereof. Once a determination or calculation is made or any action taken by the Index Calculation Agent in respect of the Futures Tracker, none of the Index Calculation Agent and any other Relevant Person will be under any obligation to revise any determination or calculation made or action taken for any reason.

GENERAL TERMS OF NOTES

Note Calculation Agent

J.P. Morgan Securities Inc., one of our affiliates, will act as the Note Calculation Agent. The Note Calculation Agent will determine, among other things, the Initial Index Level, the Strike Level, if applicable, the Ending Index Level, the closing level of the Index on each Index Valuation Date and each Initial Averaging Date, if applicable, the Index Change or Index Strike Change, as applicable, and the Additional Amount, if any, that we will pay you at maturity as well as whether the Index closing level is less than the Knock-Out Level on any of the trading days specified in the relevant terms supplement (for notes with a Knock-Out Level), whether the Ending Index Level is less than or equal to the Initial Index Level (or Strike Level, if applicable) and, if the notes bear Interest, the amount of interest payable, if any, on any Interest Payment Date. In addition, the Note Calculation Agent will determine whether there has been a market disruption event or a discontinuation of the Index, whether there has been a material change in the method of calculation of the Index and, if the notes bear interest, whether a day is an Interest Payment Date. All determinations made by the Note Calculation Agent will be at the sole discretion of the Note Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different Note Calculation Agent from time to time after the date of the relevant terms supplement without your consent and without notifying you.

The Note Calculation Agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity and each Interest Payment Date, if applicable, on or prior to 11:00 a.m., New York City time, on the business day preceding the maturity date and each Interest Payment Date, if applicable.

All calculations with respect to the Initial Index Level, the Strike Level, if applicable, the Ending Index Level, the Index Change or Index Strike Change, as applicable, or any Index closing level will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (*e.g.*, .876545 would be rounded to .87655); all dollar amounts related to determination of the Additional Amount payable at maturity, if any, and each Interest Payment Date, if applicable, per $1,000 principal amount note will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate principal amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Events

Certain events may prevent the Note Calculation Agent from calculating the Index closing level on any Initial Averaging Date, if applicable, or Index Valuation Date, or on any of the trading days specified in the relevant terms supplement for purposes of determining whether a Knock-Out Event, if applicable, has occurred and consequently the Index Change or Index Strike Change, as applicable, and the Additional Amount, if any, that we will pay to you at maturity. These events may include disruptions or suspensions of trading on the markets as a whole. We refer to each of these events individually as a "market disruption event."

With respect to the Index and any relevant successor index, a "market disruption event," unless otherwise specified in the relevant terms supplement, means:

- the termination or suspension of, or material limitation or disruption in the trading of the relevant 10Y Treasury futures contract on the relevant exchange, which will not include any time when such exchange is itself closed for trading under ordinary circumstances; or

- the price at any time of the relevant 10Y Treasury futures contract has increased or decreased by an amount equal to the maximum permitted price change set by the relevant exchange; or
- a failure by the relevant exchange to calculate and publish the official settlement price of the relevant 10Y Treasury futures contract on any day upon which the official settlement price of such futures contract is scheduled to be calculated and published by the relevant exchange; or
- any event that disrupts or impairs the ability of market participants generally to effect transactions in or obtain market values for the relevant 10Y Treasury futures contract; or
- the closure by the relevant exchange on any day on which such relevant exchange is open for trading during its regular trading session prior to its scheduled closing time, unless such earlier closing time is announced by such relevant exchange at least one hour prior to the actual closing time for the regular trading session on such relevant exchange; or
- the occurrence of a material change in the formula for or the method of calculating the official settlement price of the relevant 10Y Treasury futures contracts; or
- the occurrence of a material change in the content, composition or constitution of the relevant 10Y Treasury futures contracts,

in each case as determined by the Note Calculation Agent in its sole discretion; and

- a determination by the Note Calculation Agent in its sole discretion that the applicable event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the notes.

For purposes of determining whether a market disruption event with respect to the Index (or the relevant successor index) has occurred, unless otherwise specified in the relevant terms supplement, a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange or the primary exchange or market for trading in the relevant 10Y Treasury futures contract.

"Relevant exchange" means, with respect to the Index or any relevant successor index, the primary exchange or market of trading for the 10Y Treasury futures contract then included in the Index or such successor index, as applicable.

Discontinuation of the Index; Alteration of Method of Calculation

If J.P. Morgan Securities Ltd. (the "Index Sponsor") discontinues publication of the Index and the Index Sponsor or another entity publishes a successor or substitute index that the Note Calculation Agent determines, in its sole discretion, to be comparable to the discontinued Index (such index being referred to herein as a "successor index"), then the Index closing level on any relevant Initial Averaging Date, if applicable, or Index Valuation Date or any other relevant date on which the Index closing level is to be determined will be determined by reference to the level of such successor index at the close of trading on the relevant exchange for such successor index on such day.

Upon any selection by the Note Calculation Agent of a successor index, the Note Calculation Agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If the Index Sponsor discontinues publication of the Index prior to, and such discontinuation is continuing on, an Initial Averaging Date, if applicable, an Index Valuation Date or any other relevant date on which the Index closing level is to be determined, and the Note Calculation Agent determines, in its sole discretion, that no successor index for the Index is available at such time, or the Note Calculation Agent has previously selected a successor index and publication of such successor index is discontinued prior to, and such discontinuation is continuing on, such Initial Averaging Date, Index Valuation Date or other relevant date, then the Note Calculation Agent will determine the Index closing level for such date. The Index closing level will be computed by the Note Calculation Agent in accordance with the formula for and method of calculating the Index or successor index, as applicable, last in effect prior to such discontinuation, using the official settlement price (or, if trading in the relevant 10Y Treasury futures contract has been materially suspended or materially limited, the Note Calculation Agent's good faith estimate of the official settlement price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of the 10Y Treasury futures contract most recently composing the Index or successor index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication of the Index or its successor index, as applicable, may adversely affect the value of the notes.

If at any time the method of calculating the Index or a successor index, or the level thereof, is changed in a material respect, or if the Index or a successor index is in any other way modified so that the Index or such successor index does not, in the opinion of the Note Calculation Agent, fairly represent the level of the Index or such successor index had such changes or modifications not been made, then the Note Calculation Agent will, at the close of business in New York City on each date on which the Index closing level is to be determined, make such calculations and adjustments as, in the good faith judgment of the Note Calculation Agent, may be necessary in order to arrive at a level of an index comparable to the Index or such successor index, as the case may be, as if such changes or modifications had not been made, and the Note Calculation Agent will calculate the Index closing level with reference to the Index or such successor index, as adjusted. Accordingly, if the method of calculating the Index or such successor index is modified so that the level of the Index or such successor index is a fraction of what it would have been if there had been no such modification, then the Note Calculation Agent will adjust its calculation of the Index or such successor index in order to arrive at a level of the Index or such successor index as if there had been no such modification.

Events of Default

Under the heading "Description of Debt Securities — Events of Default and Waivers" in the accompanying prospectus is a description of events of default relating to debt securities including the notes.

Alternate Additional Amount Calculation in Case of an Event of Default

Unless otherwise specified in the relevant terms supplement, in case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per $1,000 principal amount note upon any acceleration of the notes will be equal to $1,000 (or $1,000 x the Partial Principal Protection Percentage, if the relevant terms supplement specifies a Partial Principal Protection Percentage), plus the Additional Amount, which will be calculated as if the date of acceleration were the final Index Valuation Date, plus, if applicable, any accrued and unpaid interest on the notes. If the notes have more than one Index Valuation Date, then for each Index Valuation Date scheduled to occur after the date of acceleration, the trading days immediately preceding the date of acceleration (in such number equal to the number of Index Valuation Dates in excess of one) will be the corresponding Index Valuation Dates, unless otherwise specified in the relevant terms supplement. Upon any acceleration of the notes, any interest will be calculated on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed from and including the previous Interest Payment Date for which interest was paid.

If the maturity of the notes is accelerated because of an event of default as described above, we will, or will cause the Note Calculation Agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities — Modification of the Indenture" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities — Discharge, Defeasance and Covenant Defeasance" are not applicable to the notes, unless otherwise specified in the relevant terms supplement.

Listing

The notes will not be listed on any securities exchange, unless otherwise specified in the relevant terms supplement.

Book-Entry Only Issuance — The Depository Trust Company

DTC will act as securities depositary for the notes. The notes will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global notes certificates, representing the total aggregate principal amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes — Forms of Notes" and "The Depositary."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the notes will be payable and the transfer of the notes will be registrable at the principal corporate trust office of The Bank of New York Mellon in The City of New York.

The Bank of New York Mellon or one of its affiliates will act as registrar and transfer agent for the notes. The Bank of New York Mellon will also act as paying agent and may designate additional paying agents.

Registration of transfers of the notes will be effected without charge by or on behalf of The Bank of New York Mellon, but upon payment (with the giving of such indemnity as The Bank of New York Mellon may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of the notes. This summary applies to you if you are an initial holder of a note purchasing the note at its issue price for cash and if you hold the note as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

This summary does not address all aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular circumstances or if you are a holder of a note who is subject to special treatment under the U.S. federal income tax laws, such as:

- one of certain financial institutions;
- a "regulated investment company" as defined in Code Section 851;
- a "real estate investment trust" as defined in Code Section 856;
- a tax-exempt entity, including an "individual retirement account" or "Roth IRA" as defined in Code Section 408 or 408A, respectively;
- a dealer in securities;
- a person holding a note as part of a "straddle," conversion transaction or integrated transaction, or who has entered into a "constructive sale" with respect to a note;
- a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;
- a trader in securities who elects to apply a mark-to-market method of tax accounting; or
- a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

This summary is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date of this product supplement, changes to any of which, subsequent to the date of this product supplement, may affect the tax consequences described herein. As the law applicable to the U.S. federal income taxation of instruments such as the notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effects of any applicable state, local or foreign tax laws are not discussed. **You should consult your tax adviser concerning the application of U.S. federal income and estate tax laws to your particular situation (including the possibility of alternative characterizations of the notes), as well as any tax consequences arising under the laws of any state, local or foreign jurisdictions.**

The following discussion does not apply to notes with a Fixed Payment. Prospective holders of these notes will be provided with a supplemental disclosure statement in the relevant term sheet, describing the tax consequences relating to them.

Tax Treatment of the Notes

The tax treatment of the notes will depend upon the facts at the time of the relevant offering. Generally, for U.S. federal income tax purposes, we expect to treat the notes as indebtedness, and notes with a term of more than one year as "contingent payment debt instruments." We expect to seek an opinion from Davis Polk & Wardwell LLP, our special tax counsel, regarding this treatment. The relevant terms supplement will describe Davis Polk & Wardwell LLP's level of comfort on this issue, which will depend on the facts of the particular offering, its receipt of certain factual representations from us at the time of the relevant offering and any additional considerations that may be relevant to the particular offering. The following discussion describes the treatment of the notes assuming that for U.S. federal income tax purposes the notes are indebtedness and, in the case of notes with a term of more than one year, are "contingent payment debt instruments."

Tax Consequences to U.S. Holders

You are a "U.S. Holder" if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

- a citizen or resident of the United States;
- a corporation created or organized in or under the laws of the United States or any political subdivision thereof; or
- an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Notes with a Term of Not More than One Year

If the term of the notes (including either the issue date or the last possible date that the notes could be outstanding, but not both) is not more than one year, the following discussion applies. No statutory, judicial or administrative authority directly addresses the treatment of these notes or instruments similar thereto for U.S. federal income tax purposes, and no ruling will be requested from the IRS with respect to the notes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in these notes are uncertain.

Tax Treatment Prior to Maturity

Because the term of these notes is not more than one year, they will be treated as short-term debt obligations. A short-term debt obligation is treated for U.S. federal income tax purposes as issued at a discount equal to the difference between the payments due thereon and the instrument's issue price. In general, this discount is treated as interest income when received or accrued, in accordance with the holder's method of tax accounting. However, because the amount of discount that will be paid on the notes is uncertain, several aspects of the tax treatment of the notes are not clear.

If you are a cash-method holder, you will not be required to recognize income with respect to the notes prior to maturity, other than with respect to amounts received as stated interest, if any, or received pursuant to a sale or exchange, as described below. However, you may elect to accrue discount into income on a current basis, in which case you would generally be treated as an accrual-method holder, as described below. In addition, you could be required to defer deductions with respect to any interest paid on indebtedness incurred to purchase or carry your notes, to the extent of accrued discount that you have not yet included in income, until you dispose of the notes in a taxable transaction. You should consult your tax adviser regarding these issues.

Although accrual-method holders and certain other holders (including electing cash-method holders) are generally required to accrue into income discount on short-term indebtedness on a straight-line basis, the amount of discount that must ultimately be accrued with respect to the notes is uncertain, and it is therefore not clear how these accruals should be determined. If the amount of discount that will be received has become fixed (or the likelihood of this amount not being a fixed amount has become "remote") prior to maturity, it is likely that the amount of discount to be accrued will be determined based on the fixed amount. You should consult your tax adviser regarding the application of these rules with respect to your notes.

Sale, Exchange or Redemption of a Note

Upon a sale or exchange of a short-term note (including redemption at maturity), you should recognize gain or loss in an amount equal to the difference between the amount you receive and your adjusted basis in the note. Your adjusted basis in the note should equal the issue price of the note, increased by any discount that you have previously included in income but not received. The amount of any resulting loss will be treated as a capital loss, which may be subject to special reporting requirements if the loss exceeds certain thresholds. Gain resulting from redemption at maturity should be treated as ordinary interest income. It is not clear, however, whether or to what extent gain from a sale or exchange prior to maturity should be treated as capital gain or ordinary interest income. If the amount of discount that will be received at maturity has become fixed (or the likelihood of this amount not being a fixed amount has become "remote") prior to sale or exchange, it is likely that the portion of gain on the sale or exchange that should be treated as accrued discount (and, therefore, taxed as ordinary income) will be determined based on the fixed amount. You should consult your tax adviser regarding the proper treatment of any gain or loss recognized upon a sale or exchange of a note.

Notes with a Term of More than One Year

If the term of the notes (including either the issue date or the last possible date that the notes could be outstanding, but not both) is more than one year, we generally expect that the notes will be treated as "contingent payment debt instruments" for U.S. federal income tax purposes, and the remainder of this discussion so assumes. These notes will generally be subject to the original issue discount ("OID") provisions of the Code and the Treasury regulations issued thereunder, and you will be required to accrue as interest income the OID on the notes as described below.

We are required to determine a "comparable yield" for the notes. The "comparable yield" is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. Solely for purposes of determining the amount of interest income that you will be required to accrue, we are also required to construct a "projected payment schedule" in respect of the notes representing a payment or a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield.

Unless otherwise provided in the relevant terms supplement, we will provide, and you may obtain, the comparable yield for a particular offering of notes, and the related projected payment schedule, in the final terms supplement for these notes, which we will file with the SEC.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amounts that we will pay on the notes.

For U.S. federal income tax purposes, you are required to use our determination of the comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of your notes, unless you timely disclose and justify the use of other estimates to the IRS. Regardless of your accounting method, you will be required to accrue as interest income OID on your notes at the comparable yield, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of the contingent payment(s) on the notes (as described below).

In addition to interest accrued based upon the comparable yield as described above, you will be required to recognize interest income equal to the amount of any net positive adjustment, *i.e.*, the excess of actual payments over projected payments, in respect of a note for a taxable year. A net negative adjustment, *i.e.*, the excess of projected payments over actual payments, in respect of a note for a taxable year:

- will first reduce the amount of interest in respect of the note that you would otherwise be required to include in income in the taxable year; and
- to the extent of any excess, will give rise to an ordinary loss, but only to the extent that the amount of all previous interest inclusions under the note exceeds the total amount of your net negative adjustments treated as ordinary loss on the note in prior taxable years.

A net negative adjustment is not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. Any net negative adjustment in excess of the amounts described above will be carried forward to offset future interest income in respect of the note or to reduce the amount realized on a sale or exchange of the note (including redemption at maturity).

Upon a sale or exchange of a note (including redemption at maturity), you generally will recognize taxable income or loss equal to the difference between the amount received from the sale, exchange or redemption and your adjusted tax basis in the note. Your adjusted tax basis in the note will equal the cost thereof, increased by the amount of interest income previously accrued by you in respect of the note (determined without regard to any of the positive or negative adjustments to interest accruals described above) and decreased by the amount of any prior projected payments in respect of the note. You generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions (reduced by the total amount of net negative adjustments previously taken into account as ordinary losses), and the balance as capital loss. These losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. The deductibility of capital losses, however, is subject to limitations. Additionally, if you recognize a loss above certain thresholds, you may be required to file a disclosure statement with the IRS. You should consult your tax adviser regarding these limitations and reporting obligations.

In the case of notes with a Knock-Out feature, if a Knock-Out Event occurs during the term of the notes, your payment at maturity will become fixed, and special rules might apply. In the case of notes with a Knock-Out feature and no scheduled payments prior to maturity, you would be required to account for the difference between the originally projected payment at maturity and the fixed payment at maturity in a reasonable manner over the period to which the difference relates. In addition, you would be required to make adjustments to, among other things, your accrual periods and your adjusted basis in your notes. The character of any gain or loss on a sale or exchange of your notes would also be affected. Additional details regarding this issue may be provided in the relevant terms supplement for notes with a Knock-Out feature that provide for scheduled payments prior to maturity. You should consult your tax adviser regarding the possible application of these rules.

Tax Consequences to Non-U.S. Holders

You are a "Non-U.S. Holder" if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

- a nonresident alien individual;
- a foreign corporation; or
- a foreign estate or trust.

You are not a "Non-U.S. Holder" for purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition. In this case, you should consult your tax adviser regarding the U.S. federal income tax consequences of the sale or exchange of a note (including redemption at maturity).

Income and gain from a note will be exempt from U.S. federal income tax (including withholding tax) *provided*, generally, that you have certified on IRS Form W-8BEN, under penalties of perjury, that you are not a United States person and provided your name and address or otherwise satisfied applicable documentation requirements, and that these amounts are not effectively connected with your conduct of a U.S. trade or business.

If you are engaged in a U.S. trade or business and if the income or gain from a note is effectively connected with your conduct of that trade or business, although exempt from the withholding tax referred to above, you generally will be subject to U.S. income tax on this income or gain in the same manner as if you were a U.S. Holder, except that in lieu of the certificate described in the preceding paragraph, you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of notes, including the possible imposition of a 30% branch profits tax if you are a corporation.

If you are an individual, your notes will not be included in your estate for U.S. federal estate tax purposes, *provided* that your income from the notes is not then effectively connected with your conduct of a U.S. trade or business.

Backup Withholding and Information Reporting

Interest (including OID) accrued or paid on your notes and the proceeds received from a sale or exchange of your notes (including redemption at maturity) will be subject to information reporting if you are not an "exempt recipient" and may also be subject to backup withholding at the rates specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number, if you are a U.S. Holder) or meet certain other conditions. If you are a Non-U.S. Holder and you comply with the identification procedures described in the preceding section, you will generally establish an exemption from backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in the Master Agency Agreement entered into between JPMorgan Chase & Co. and J.P. Morgan Securities Inc., as agent (an "Agent" or "JPMSI"), and certain other agents that may be party to the Master Agency Agreement, as amended or supplemented, from time to time (each an "Agent" and collectively with JPMSI, the "Agents"), JPMSI has agreed and any additional Agents will agree to use reasonable efforts to solicit offers to purchase the principal amount of notes set forth in the cover page of the relevant terms supplement. We will have the sole right to accept offers to purchase the notes and may reject any offer in whole or in part. Each Agent may reject, in whole or in part, any offer it solicited to purchase notes. We will pay an Agent, in connection with sales of these notes resulting from a solicitation that Agent made or an offer to purchase the Agent received, a commission as set forth in the relevant terms supplement. An Agent will allow a concession to other dealers, or we may pay other fees, in the amount set forth on the cover page of the relevant terms supplement.

We may also sell notes to an Agent as principal for its own account at discounts to be agreed upon at the time of sale as disclosed in the relevant terms supplement. That Agent may resell notes to investors and other purchasers at a fixed offering price or at prevailing market prices, or prices related thereto at the time of resale or otherwise, as that Agent determines and as we will specify in the relevant terms supplement. An Agent may offer the notes it has purchased as principal to other dealers. That Agent may sell the notes to any dealer at a discount and, unless otherwise specified in the relevant terms supplement, the discount allowed to any dealer will not be in excess of the discount that Agent will receive from us. After the initial public offering of notes that the Agent is to resell on a fixed public offering price basis, the Agent may change the public offering price, concession and discount.

We own, directly or indirectly, all of the outstanding equity securities of JPMSI. The net proceeds received from the sale of the notes will be used, in part, by JPMSI or one of its affiliates in connection with hedging our obligation under the notes. The underwriting arrangements for this offering comply with the requirements of NASD Rule 2720 regarding a FINRA member firm's underwriting of securities of an affiliate. In accordance with NASD Rule 2720, neither JPMSI nor any other affiliated Agent of ours may make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

JPMSI or another Agent may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the notes, JPMSI may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, JPMSI may sell more notes than it is obligated to purchase in connection with the offering, creating a naked short position in the notes for its own account. JPMSI must close out any naked short position by purchasing the notes in the open market. A naked short position is more likely to be created if JPMSI is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, JPMSI may bid for, and purchase, notes in the open market to stabilize the price of the notes. Any of these activities may raise or maintain the market price of the notes above independent market levels or prevent or retard a decline in the market price of the notes. JPMSI is not required to engage in these activities, and may end any of these activities at any time.

No action has been or will be taken by us, JPMSI or any dealer that would permit a public offering of the notes or possession or distribution of this product supplement no. 190-A-I or the accompanying prospectus supplement, prospectus or terms supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this product supplement no. 190-A-I or the accompanying prospectus supplement, prospectus or terms supplement or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this product supplement no. 190-A-I and the accompanying prospectus supplement, prospectus and terms supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the notes. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission. For additional information regarding selling restrictions, please see "Notice to Investors" in this product supplement.

Unless otherwise specified in the relevant terms supplement, the settlement date for the notes will be the third business day following the pricing date (which is referred to as a "T+3" settlement cycle).

NOTICE TO INVESTORS

We are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where offers and sales are permitted. Neither this product supplement no. 190-A-I nor the accompanying prospectus supplement, prospectus or terms supplement constitutes an offer to sell, or a solicitation of an offer to buy, any notes by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement no. 190-A-I nor the accompanying prospectus supplement, prospectus or terms supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement no. 190-A-I and accompanying prospectus supplement, prospectus and terms supplement is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement no. 190-A-I and the accompanying prospectus supplement, prospectus and terms supplement and the purchase, offer or sale of the notes and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales.

Argentina

The notes have not been and will not be authorized by the *Comisión Nacional de Valores* (the "CNV") for public offer in Argentina and therefore may not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including but not limited to personal offerings, written materials, advertisements, the internet or the media, in circumstances which constitute a public offering of securities under Argentine Law No. 17,811, as amended (the "Argentine Public Offering Law").

The Argentine Public Offering Law does not expressly recognize the concept of private placement. Notwithstanding the foregoing, pursuant to the general rules on public offering and the few existing judicial and administrative precedents, the following private placement rules have been outlined:

(i)   target investors should be qualified or sophisticated investors, capable of understanding the risk of the proposed investment.

(ii)   investors should be contacted on an individual, direct and confidential basis, without using any type of massive means of communication.

(iii)   the number of contacted investors should be relatively small.

(iv)   investors should receive complete and precise information on the proposed investment.

(v)   any material, brochures, documents, etc, regarding the investment should be delivered in a personal and confidential manner, identifying the name of the recipient.

(vi)   the documents or information mentioned in item (v) should contain a legend or statement expressly stating that the offer is a private offer not subject to the approval or supervision of the CNV, or any other regulator in Argentina.

(vii)   the aforementioned documents or materials should also contain a statement prohibiting the re-sale or re-placement of the relevant securities within the Argentine territory or their sale through any type of transaction that may constitute a public offering of securities pursuant to Argentine law.

The Bahamas

The notes have not been and shall not be offered or sold in or into The Bahamas except in circumstances that do not constitute a 'public offering' according to the Securities Industry Act, 1999.

The offer of the notes, directly or indirectly, in or from within The Bahamas may only be made by an entity or person who is licensed as a Broker Dealer by the Securities Commission of The Bahamas.

Persons deemed "resident" in The Bahamas pursuant to the Exchange Control Regulations, 1956 must receive the prior approval of the Central Bank of The Bahamas prior to accepting an offer to purchase any notes.

Bermuda

This product supplement no. 190-A-I and the accompanying prospectus supplement, prospectus and terms supplement have not been registered or filed with any regulatory authority in Bermuda. The offering of the notes pursuant to this product supplement no. 190-A-I, and the accompanying prospectus supplement, prospectus and any terms supplement to persons resident in Bermuda is not prohibited, *provided* we are not thereby carrying on business in Bermuda.

Brazil

The notes have not been and will not be registered with the "*Comissão de Valores Mobiliários*" – the Brazilian Securities and Exchange Commission ("CVM") and accordingly, the notes may not and will not be sold, promised to be sold, offered, solicited, advertised and/or marketed within the Federal Republic of Brazil, except in circumstances that cannot be construed as a public offering or unauthorized distribution of securities under Brazilian laws and regulations. The notes are not being offered into Brazil. Documents relating to an offering of the notes, as well as the information contained herein and therein, may not be supplied or distributed to the public in Brazil nor be used in connection with any offer for subscription or sale of the notes to the public in Brazil.

British Virgin Islands

The notes may not be offered in the British Virgin Islands unless we or the person offering the notes on our behalf is licensed to carry on business in the British Virgin Islands. We are not licensed to carry on business in the British Virgin Islands. The notes may be offered to British Virgin Islands "business companies" (from outside the British Virgin Islands) without restriction. A British Virgin Islands "business company" is a company formed under or otherwise governed by the BVI Business Companies Act, 2004 (British Virgin Islands).

Cayman Islands

This product supplement no. 190-A-I and the accompanying prospectus supplement, prospectus and terms supplement, and the notes offered hereby and thereby have not been, and will not be, registered under the laws and regulations of the Cayman Islands, nor has any regulatory authority in the Cayman Islands passed comment upon or approved the accuracy or adequacy of this product supplement no. 190-A-I and the accompanying prospectus supplement, prospectus and terms supplement. The notes have not been, and will not be, offered or sold, directly or indirectly, in the Cayman Islands.

Chile

None of the Agents, we or the notes have been registered with the *Superintendencia de Valores y Seguros de Chile* (Chilean Securities and Insurance Commission) pursuant to *Ley No. 18,045 de Mercado de Valores* (the "Chilean Securities Act"), as amended, of the Republic of Chile and, accordingly, the notes have not been and will not be offered or sold within Chile or to, or for the account of benefit of persons in Chile except in circumstances which have not resulted and will not result in a public offering and/or securities intermediation in Chile within the meaning of the Chilean Securities Act.

None of the Agents is a bank or a licensed broker in Chile, and therefore each Agent has not and will not conduct transactions or any business operations in any of such qualities, including the marketing, offer and sale of the notes, except in circumstances which have not resulted and will not result in a "public offering" as such term is defined in Article 4 of the Chilean Securities Act, and/or have not resulted and will not result in the intermediation of securities in Chile within the meaning of Article 24 of the Chilean Securities Act and/or the breach of the brokerage restrictions set forth in Article 39 of Decree with Force of Law No. 3 of 1997.

The notes will only be sold to specific buyers, each of which will be deemed upon purchase:

(i)   to be a financial institution and/or an institutional investor or a qualified investor with such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the notes;

(ii)   to agree that it will only resell the notes in the Republic of Chile in compliance with all applicable laws and regulations; and that it will deliver to each person to whom the notes are transferred a notice substantially to the effect of this selling restriction;

(iii) to acknowledge receipt of sufficient information required to make an informed decision whether or not to invest in the notes; and

(iv)   to acknowledge that it has not relied upon advice from any Agent and/or us, or its or our respective affiliates, regarding the determination of the convenience or suitability of notes as an investment for the buyer or any other person; and has taken and relied upon independent legal, regulatory, tax and accounting advice.

Colombia

The notes have not been and will not be registered in the National Securities Registry of Colombia (*Registro Nacional de Valores y Emisores*) kept by the Colombian Financial Superintendency (*Superintendencia Financiera de Colombia*) or in the Colombian Stock Exchange (*Bolsa de Valores de Colombia*).

Therefore, the notes shall not be marketed, offered, sold or distributed in Colombia or to Colombian residents in any manner that would be characterized as a public offering, as such is defined in article 1.2.1.1 of Resolution 400, issued on May 22, 1995 by the Securities Superintendency General Commission (*Sala General de la Superintendencia de Valores*), as amended from time to time.

If the notes are to be marketed within Colombian territory or to Colombian residents, regardless of the number of persons to which said marketing is addressed to, any such promotion or advertisement of the notes must be made through a local financial entity, a representative's office, or a local correspondent, in accordance with Decree 2558, issued on June 6, 2007 by the Ministry of Finance and Public Credit of Colombia, as amended from time to time.

Therefore, the notes should not be marketed within Colombian territory or to Colombian residents, by any given means, that may be considered as being addressed to an indeterminate number of persons or to more than ninety-nine (99) persons, including but not limited to: (i) any written material or other means of communication, such as subscription lists, bulletins, pamphlets or advertisements; (ii) any offer or sale of the notes at offices or branches open to the public; (iii) use of any oral or written advertisements, letters, announcements, notices or any other means of communication that may be perceived to be addressed to an indeterminate number of persons for the purpose of marketing and/or offering the notes; or (iv) use (a) non-solicited emails or (b) email distributions lists to market the notes.

El Salvador

The notes may not be offered to the general public in El Salvador, and according to Article 2 of the *Ley de Mercado de Valores* (Securities Market Law) of the Republic of El Salvador, Legislative Decree number 809 dated 16 February 1994, published on the *Diario Oficial* (Official Gazette) number 73-BIS, Number 323, dated 21 April 1994, and in compliance with the aforementioned regulation, each Agent has represented and agreed that it will not make an invitation for subscription or purchase of the notes to indeterminate individuals, nor will it make known this product supplement no. 190-A-I and the accompanying prospectus supplement, prospectus and terms supplement in the territory of El Salvador through any mass media communication such as television, radio, press, or any similar medium, other than publications of an international nature that are received in El Salvador, such as internet access or foreign cable advertisements, which are not directed to the Salvadoran public. The offering of the notes has not been registered with an authorized stock exchange in the Republic of El Salvador. Any negotiation for the purchase or sale of notes in the Republic of El Salvador shall only be negotiated on an individual basis with determinate individuals or entities in strict compliance with the aforementioned Article 2 of the Salvadoran Securities Market Law, and shall in any event be effected in accordance with all securities, tax and exchange control of the Dominican Republic, Central America, and United States Free Trade Agreements, and other applicable laws or regulations of the Republic of El Salvador.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each Agent has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of notes which are the subject of the offering contemplated by this product supplement no. 190-A-I and the accompanying prospectus supplement to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive except that it may, with effect from and including the Relevant Implementation Date, make an offer of such notes to the public in that Relevant Member State:

(a) at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the Agent; or

(d) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of notes to the public" in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out herein.

Hong Kong

The notes may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. Each Agent has not issued and will not issue any advertisement, invitation or document relating to the notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Jersey

Each Agent has represented to and agreed with us that it will not circulate in Jersey any offer for subscription, sale or exchange of any notes which would constitute an offer to the public for the purposes of Article 8 of the Control of Borrowing (Jersey) Order 1958.

Mexico

The notes have not been, and will not be, registered with the Mexican National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock Exchange and therefore, may not be offered or sold publicly in the United Mexican States. This product supplement no. 190-A-I and the accompanying prospectus supplement, prospectus and terms supplement may not be publicly distributed in the United Mexican States. The notes may be privately placed in Mexico among institutional and qualified investors, pursuant to the private placement exemption set forth in Article 8 of the Mexican Securities Market Law.

The Netherlands

An offer to the public of any notes which are the subject of the offering and placement contemplated by this product supplement no. 190-A-I and the accompanying prospectus supplement, prospectus and terms supplement may not be made in The Netherlands and each Agent has represented and agreed that it has not made and will not make an offer of such notes to the public in The Netherlands, unless such an offer is made exclusively to one or more of the following categories of investors in accordance with the Dutch Financial Markets Supervision Act (*Wet op het financieel toezicht*, the "FMSA"):

1.   Regulated Entities: (a) any person or entity who or which is subject to supervision by a regulatory authority in any country in order to lawfully operate in the financial markets (which includes: credit institutions, investment firms, financial institutions, insurance companies, collective investment schemes and their management companies, pension funds and their management companies, commodity dealers) ("Supervised Entities"); and (b) any person or entity who or which engages in a regulated activity on the financial markets but who or which is not subject to supervision by a regulatory authority because it benefits from an exemption or dispensation ("Exempt Entities");

2.   Investment Funds and Entities: any entity whose corporate purpose is solely to invest in securities (which includes, without limitation, hedge funds);

3.   Governmental institutions: the Dutch State, the Dutch Central Bank, Dutch regional, local or other decentralized governmental institutions, international treaty organizations and supranational organizations;

4.   Self-certified Small and Medium-Sized Enterprises ("SMEs"): any company having its registered office in The Netherlands which does not meet at least two of the three criteria mentioned in (6) below and which has (a) expressly requested the Netherlands Authority for the Financial Markets (the "AFM") to be considered as a qualified investor, and (b) been entered on the register of qualified investors maintained by the AFM;

5. Self-certified Natural Persons: any natural person who is resident in The Netherlands if this person meets at least two (2) of the following criteria:

(i)   the investor has carried out transactions of a significant size on securities markets at an average frequency of, at least, ten (10) per quarter over the previous four (4) quarters;

(ii) the size of the investor's securities portfolio exceeds €500,000;

(iii) the investor works or has worked for at least one (1) year in the financial sector in a professional position which requires knowledge of investment in securities,

provided this person has:

(a)   expressly requested the AFM to be considered as a qualified investor; and

(b)   been entered on the register of qualified investors maintained by the AFM;

6. Large Enterprises: any company or legal entity which meets at least two of the following three criteria according to its most recent consolidated or non-consolidated annual accounts:

(a)   an average number of employees during the financial year of at least 250;

(b)   total assets of at least €43,000,000; or

(c)   an annual net turnover of at least €50,000,000.

7. Discretionary individual portfolio managers: any portfolio manager in The Netherlands who or which purchases the notes for the account of clients who are not Qualified Investors on the basis of a contract of agency that allows for making investment decisions on the client's behalf without specific instructions of or consultation with any such client;

8. Minimum consideration: any person or entity for a minimum consideration of €50,000 or more (or equivalent in foreign currency) for each offer of notes; or

9. Fewer than 100 Offerees: fewer than 100 natural or legal persons (other than Qualified Investors).

For the purposes of this provision, the expression:

(a)   an "offer to the public" in relation to any notes means making a sufficiently determined offer as meant in Section 217(1) of Book 6 of the Dutch Civil Code (*Burgerlijk Wetboek*) addressed to more than one person to conclude a contract to purchase or otherwise acquire notes, or inviting persons to make an offer in respect of such notes;

(b)   "Qualified Investors" means the categories of investors listed under (1) up to and including (6) above.

Zero Coupon Notes may not, directly or indirectly, as part of their initial distribution (or immediately thereafter) or as part of any re-offering be offered, sold, transferred or delivered in The Netherlands. For purposes of this paragraph "Zero Coupon Notes" are notes (whether in definitive or in global form) that are in bearer form and that constitute a claim for a fixed sum against us and on which interest does not become due prior to maturity or on which no interest is due whatsoever.

Panama

The notes have not been and will not be registered with the National Securities Commission of the Republic of Panama under Decree Law No. 1 of July 8, 1999 (the "Panamanian Securities Law") and may not be publicly offered or sold within Panama, except in certain limited transactions exempt from the registration requirements of the Panamanian Securities Law. The notes do not benefit from the tax incentives provided by the Panamanian Securities Law and are not subject to regulation or supervision by the National Securities Commission of the Republic of Panama.

Peru

The notes have been and will be offered only to institutional investors (as defined by the Peruvian Securities Market Law – "*Ley de Mercado de Valores*" enacted by Legislative Decree No. 861 – Unified Text of the Law approved by Supreme Decree No. 093-2002-EF) and not to the public in general or a segment of it. The placement of the notes shall comply with article 5 of the Peruvian Securities Market Law.

Singapore

Neither this product supplement no. 190-A-I nor the accompanying prospectus supplement, prospectus or terms supplement has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this product supplement no. 190-A-I, the accompanying prospectus supplement, prospectus or terms supplement, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Switzerland

The notes have not been and will not be offered or sold, directly or indirectly, to the public in Switzerland, and this product supplement no. 190-A-I and the accompanying prospectus supplement, prospectus and terms supplement do not constitute a public offering prospectus as that term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations.

We have not applied for a listing of the notes on the SWX Swiss Exchange or on any other regulated securities market and, consequently, the information presented in this product supplement no. 190-A-I and the accompanying prospectus supplement, prospectus and terms supplement does not necessarily comply with the information standards set out in the relevant listing rules.

The notes do not constitute a participation in a collective investment scheme in the meaning of the Swiss Federal Act on Collective Investment Schemes and are not licensed by the Swiss Federal Banking Commission. Accordingly, neither the notes nor holders of the notes benefit from protection under the Swiss Federal Act on Collective Investment Schemes or supervision by the Swiss Federal Banking Commission.

United Kingdom

Each Agent has represented and agreed that:

(a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the notes would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the "FSMA") by the Issuer;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Uruguay

The offering of notes in Uruguay constitutes a private offering and each Agent has agreed that the notes and us will not be registered with the Central Bank of Uruguay pursuant to section 2 of Uruguayan law 16.749.

Venezuela

The notes comprising this offering have not been registered with the Venezuelan National Securities Commission (*Comisión Nacional de Valores*) and are not being publicly offered in Venezuela. No document related to the offering of the notes shall be interpreted to constitute a public offer of securities in Venezuela. This document has been sent exclusively to clients of the Agents and the information contained herein is private, confidential and for the exclusive use of the addressee. Investors wishing to acquire the notes may use only funds located outside of Venezuela, which are not of mandatory sale to the Central Bank of Venezuela (*Banco Central de Venezuela*) or are not otherwise subject to restrictions or limitations under the exchange control regulation currently in force in Venezuela.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, "ERISA Plans") should consider the fiduciary standards of ERISA in the context of the ERISA Plan's particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended, (the "Code") prohibit ERISA Plans, as well as plans (including individual retirement accounts and Keogh plans) subject to Section 4975 of the Code (together with ERISA Plans, "Plans"), from engaging in certain transactions involving the "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code (in either case, "Parties in Interest") with respect to such Plans. As a result of our business, we may be a Party in Interest with respect to many Plans. Where we are a Party in Interest with respect to a Plan (either directly or by reason of our ownership interests in our directly or indirectly owned subsidiaries), the purchase and holding of the notes by or on behalf of the Plan could be a prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless exemptive relief were available under an applicable exemption (as described below).

Certain prohibited transaction class exemptions ("PTCEs") issued by the U.S. Department of Labor may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), and PTCE 84-14 (for certain transactions determined by independent qualified asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide a limited exemption for the purchase and sale of the notes and related lending transactions, provided that neither the issuer of the notes nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction and provided further that the Plan pays no more than adequate consideration in connection with the transaction (the so-called "service provider exemption").

Accordingly, the notes may not be purchased or held by any Plan, any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the service-provider exemption or there is some other basis on which the purchase and holding of the notes will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code. Each purchaser or holder of the notes or any interest therein will be deemed to have represented by its purchase or holding of the notes that (a) its purchase and holding of the notes is not made on behalf of or with "plan assets" of any Plan or (b) its purchase and holding of the notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) are not subject to these "prohibited transaction" rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or regulations ("Similar Laws"). Accordingly, each such purchaser or holder of the notes shall be required to represent (and deemed to have represented by its purchase of the notes) that such purchase and holding is not prohibited under applicable Similar Laws.

Due to the complexity of these rules, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with "plan assets" of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1, 84-14 or some other basis on which the acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of any applicable Similar Laws.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase and holding of the notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any applicable Similar Laws. The sale of any notes to any Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.

ANNEX A

The J.P. Morgan
Futures Tracker Series

J.P.Morgan

28 January 2010

THE J.P. MORGAN FUTURES TRACKER SERIES
RULES

<u>PART A</u>

1.   Introduction

This document comprises the rules (the "**Rules**") of the J.P. Morgan Futures Tracker Series, a family of notional rule-based strategies (each such strategy a "**Futures Tracker**" and together, the "**Futures Trackers**"). The Rules may be amended from time to time at the discretion of J.P. Morgan Securities Ltd. ("**JPMSL**") in its capacity as Calculation Agent. The Rules will be re-published no later than one calendar month following amendment to reflect any such changes. Copies of the current Rules are available from JPMSL upon request.

Part A of the Rules sets out general information applicable to each Futures Tracker, such as the calculation algorithms which are applicable to all Futures Trackers). Specific information pertaining to each Futures Tracker, including, for example, the name of the Base Underlying, Futures Tracker Currency, Tracker Business Days are set out in the appendices of Part B.

This document is published by JPMSL of 125 London Wall, London EC2Y 5AJ, UK in its capacity as Calculation Agent.

ALL PERSONS READING THIS DOCUMENT SHOULD REFER TO THE RISK FACTORS, DISCLAIMERS AND CONFLICTS SECTIONS BELOW AND CONSIDER THE INFORMATION CONTAINED IN THIS DOCUMENT IN LIGHT OF SUCH RISK FACTORS, DISCLAIMERS AND CONFLICTS.

NOTHING IN THESE RULES CONSTITUTES AN OFFER TO BUY OR SELL ANY SECURITIES, PARTICIPATE IN ANY TRANSACTION OR ADOPT ANY INVESTMENT STRATEGY OR LEGAL, TAX, REGULATORY OR ACCOUNTING ADVICE.

2.   General Notes on the Futures Tracker

Each Futures Tracker is a notional dynamic strategy that aims to replicate the returns of a long position in the near month listed futures contract (each a "**Futures Contract**" and together the "**Futures Contracts**") on a specific underlying (the "**Base Underlying**") traded on the Relevant Exchange. A futures contract is a standardized contract traded on an exchange to buy or sell a standard quantity of an asset at a specific date in the future (such date being its expiry date), at a price specified today. Each Futures Contract is identified by its expiry date.

On each Tracker Business Day, each Futures Tracker shall be notionally invested in the nearest listed expiry Futures Contract (the "**Near Futures Contract**"). It shall maintain this exposure until several Tracker Business Days before the expiry date of such Near Futures Contract (such date being the "**Re-weighting Date**"). On and after the Re-weighting Date, it shall then be notionally invested in the Futures Contract expiring after the Near Futures Contract expiry date (the "**Far Futures Contract**"). For the avoidance of doubt, on any Tracker Business Day after the Near Futures Contract expiry date , the Far Futures Contract becomes the Near Futures Contract.

No assurance can be given that the investment strategy used to construct the Futures Tracker will be successful or that the Futures Tracker will outperform any alternative basket or strategy that might be constructed from the Futures Contracts.

Subject to the occurrence of Market Disruption Events, the level of the Futures Tracker (the "**Tracker Level**") will be calculated by the Calculation Agent on each Tracker Business Day to an accuracy of two decimal places. The Tracker Level is calculated in its relevant currency (the "**Futures Tracker Currency**") in accordance with the methodology set out in Section 7 (*the Futures Tracker Level*).

The Futures Tracker is described as a notional basket of assets because there is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. The Futures Tracker merely references certain assets, the performance of which will be used as a reference point for calculating the Tracker Level.

3. Calculation Agent

JPMSL or any affiliate or subsidiary designated by it will act as calculation agent (the "**Calculation Agent**") for the Futures Tracker. The Calculation Agent's determinations in respect of the Futures Tracker and interpretation of these Rules are final. Further information is contained in the statement of responsibility set out in Section 11 (*Responsibility*) below.

4. The Futures Contracts

In respect of each Futures Tracker, there are typically 4 listed Futures Contracts per calendar year over the Base Underlying. The exact number of Futures Contracts per calendar year (the "**Number of Contracts p.a.**") is specified in Part B of the Rules.

Each Futures Contracts has a specific expiry date (the "**Expiry Date**" and together, the "**Expiry Dates**") specified in Part B.

5. Initial Composition of the Futures Tracker

Each Futures Tracker has a base date (the "**Base Date**") which is the date on which the Futures Tracker comprised a notional investment of one contract in the relevant Near Futures Contract in respect of such date.

The composition of each of the Futures Trackers has been and will be adjusted in accordance with the methodology described in the remainder of these Rules.

6. Futures Tracker Rebalancing

Unless a Market Disruption Event has occurred and is continuing, the Futures Tracker will be rebalanced on the relevant Re-weighting Date.

7. Futures Tracker Level

Unless a Market Disruption Event has occurred and is continuing, the level of the Futures Tracker will be calculated by the Calculation Agent on each Tracker Business Day.

On the Base Date, the Tracker Level was equal to the initial tracker level (the "**Initial Tracker Level**") and the Exposure (E_0) was set at 1. On each Tracker Business Day t from, but excluding, Re-weighting Date k to, and including, the next following Re-weighting Date k+1, the Tracker Level is calculated by the Calculation Agent in accordance with the following formula:

$$\text{Tracker}_{k,t} = E_k \times \text{Future}_{k+1,t}$$

where:

$\text{Tracker}_{k,t}$	means the Tracker Level on Tracker Business Day t;
$\text{Future}_{k+1,t}$	means the Closing Price on Tracker Business Day t of the Futures Contract that expires on the first Expiry Date to occur following Re-weighting Date k+1; and
E_k	means the Exposure of the Futures Tracker on Re-weighting Date k immediately preceding Tracker Business Day t calculated as:

$$E_k = E_{k-1} \times \frac{\text{Future}_k - A}{\text{Future}_{k+1}}$$

where:

$Future_k$	means the Closing Price on Re-weighting Date k of the Futures Contract that expires on the first Expiry Date to occur following Re-weighting Date k;
$Future_{k+1}$	means the Closing Price on Re-weighting Date k of the Futures Contract that expires on the first Expiry Date to occur following Re-weighting Date k+1; and
A	is the Adjustment Factor (as specified in Part B), provided that, were any hypothetical holder of $Future_k$ required, relative to Reweighting Date$_{k-1}$, to incur an increased (or decreased) cost or amount of tax, duty, expense or fee to acquire, establish, re-establish, substitute, maintain, unwind or dispose of the relevant Futures Contract to synthetically hedge the Tracker Level, then such additional amount shall be deemed to have been added (or deducted) to the level of the Adjustment Factor on Re-weighting Date$_k$.

Unless a Market Disruption Event has occurred and is continuing, the Tracker Level will be published in respect of each Tracker Business Day by the Calculation Agent on the relevant Price Source.

8. Market Disruption

8.1 On a Re-weighting Date

If any Re-weighting Date is a Disrupted Day in respect of any relevant Futures Contract (each such Futures Contract for these purposes, an "**Affected Futures Contract**"), then the relevant Re-weighting Date for the Affected Futures Contract shall be deemed to be the first following Dealing Day for the Affected Futures Contract which is not a Disrupted Day, unless the four Dealing Days for an Affected Futures Contract immediately following the day originally scheduled to be the Re-weighting Date are Disrupted Days for such Affected Futures Contract, in which case the fourth Dealing Day following the day originally scheduled to be the relevant Re-weighting Date shall be deemed to be the relevant Re-weighting Date (notwithstanding that it is a Disrupted Day in respect of the Affected Futures Contract), and the Calculation Agent shall re-weight the Futures Tracker acting in good faith using such information and/or methods as it determines, in its reasonable discretion, are appropriate.

8.2 On a Tracker Business Day

Notwithstanding Section 8.1, if any Tracker Business Day is a Disrupted Day for any relevant Futures Contract, the Calculation Agent may either:

(a) calculate its good faith estimate of the Tracker Level for such Tracker Business Day, using its good faith estimate of the level of the Affected Futures Contract. Any such estimated level may be subject to correction on the first succeeding Tracker Business Day which is not a Disrupted Day in respect of any Affected Futures Contract; or

(b) suspend the calculation and publication of the Tracker Level until the first succeeding Tracker Business Day which is not a Disrupted Day in respect of any relevant Futures Contract.

9. Extraordinary Events

9.1 *Successor Futures Contract*

If any Futures Contract is:

(a) not calculated and quoted by the Relevant Exchange but by a successor exchange acceptable to the Calculation Agent; or

(b) replaced by a successor futures contract using, in the determination of the Calculation Agent, the same or substantially similar formula and method of calculation as used in the calculation of the relevant Futures Contract,

then in each case that successor futures contract (the "**Successor Futures Contract**") shall replace the relevant Futures Contract with effect from a date determined by the Calculation Agent who may make such adjustment to these Rules, as it determines in good faith is appropriate, to account for such change.

9.2 *Material change to Futures Contracts*

Without prejudice to the ability of the Calculation Agent to amend the Rules (see Section 1), the Calculation Agent may, acting in good faith and in a commercially reasonable manner:

(a) exclude; or

(b) substitute,

any Futures Contract following the occurrence (and/or continuation) of a Change in Law or in circumstances where it considers it reasonably necessary to do so to reflect the intention of the Futures Tracker, including (without prejudice to the generality of the foregoing) changes announced by the Relevant Exchange relating to the modification, exclusion, inclusion or substitution of any one Futures Contracts or any perception among market participants generally that the published price of the relevant Futures Contract is inaccurate (and the Relevant Exchange fails to correct such level), and if it so excludes or substitutes for any Futures Contract, then the Calculation Agent may adjust the Rules as it determines in good faith to be appropriate to account for such exclusion or substitution on such date(s) selected by the Calculation Agent. The Calculation Agent is under no obligation to continue the calculation and publication of any Futures Tracker upon the occurrence or existence of a Change in Law; and the Calculation Agent may decide to cancel any Futures Tracker if it determines, acting in good faith, that the objective of the relevant Futures Tracker can no longer be achieved.

9.3 *Cancellation or non-publication*

If, at any time, any Relevant Exchange:

(a) announces that it will make a material change in the definition of any Futures Contract or in any other way materially modifies such contract (other than a modification prescribed in the definition of such contract); or

(b) (i) permanently cancels any Futures Contract and no Successor Futures Contract exists or (ii) is otherwise unable or unwilling to publish levels of the Futures Contract,

then the Calculation Agent may remove such futures contract from the Futures Tracker and may adjust the Rules as it determines in good faith to be appropriate to account for such change(s) (including, without limitation, selecting (a) a replacement underlying futures contract traded on an equivalent exchange and having similar characteristics to the Affected Contract; and (b) the date of such replacement) on such date(s) as selected by the Calculation Agent.

10. Corrections

If (i) the Closing Price of any Futures Contract as of any date which is published or otherwise made available by or on behalf of the Relevant Exchange is subsequently corrected and such correction is published or otherwise made available by or on behalf of such Futures Contract; or (ii) the Calculation Agent identifies an error or omission in any of its calculations or determinations in respect of the Futures Tracker, then the Calculation Agent may, if practicable and the Calculation Agent determines acting in good faith that such correction, error or omission (as the case may be) is material, adjust or correct the relevant calculation or determination and/or the Tracker Level as of any Tracker Business Day to take into account such correction, if such correction is practicable.

11.   Responsibility

The Calculation Agent shall act in good faith and in a commercially reasonable manner with respect to the performance of its obligations and the exercise of its discretions pursuant to these Rules.

Whilst these Rules are intended to be comprehensive, ambiguities may arise. In such circumstances, the Calculation Agent will resolve such ambiguities in a reasonable manner and, if necessary, amend these Rules to reflect such resolution.

Neither the Calculation Agent nor any or its affiliates or subsidiaries or any of their respective directors, officers, employees, representatives, delegates or agents (each a "**Relevant Person**") shall have any responsibility to any person (whether as a result of negligence or otherwise) for any determinations made or anything done (or omitted to be determined or done) in respect of the Futures Tracker and any use to which any person may put the Futures Tracker or the Tracker Level. All determinations of the Calculation Agent in respect of the Futures Tracker shall be final, conclusive and binding and no person shall be entitled to make any claim against any of the Relevant Persons in respect thereof. Once a determination or calculation is made or action taken by the Calculation Agent in respect of the Futures Tracker, neither the Calculation Agent or any other Relevant Person shall be under any obligation to revise any determination or calculation made or action taken for any reason.

12.   Information specified in Part B

In respect of each Futures Tracker, the following items are listed in Part B:
- Additional Risk Factors, if applicable
- The Adjustment Factor
- The Base Date
- The Expiry Date for each Futures Contract (and table)
- The Futures Tracker Currency
- The Initial Tracker Level
- The name of the Base Underlying
- The Number of Contracts p.a.
- The Official Settlement Price
- The Price Source
- The Relevant Exchange
- The Re-weighting Date

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Definitions

Terms not otherwise defined herein, shall have the following meanings:

"**Adjustment Factor**"   see Part B;

"**Base Date**"   see Part B;

"**Base Underlying**"   see Part B;

"**Calculation Agent**"   see Section 3;

"**Change in Law**"   means:

(a) due to:

(i) the adoption of, or any change in, any applicable law, regulation or rule (including, without limitation, any tax law); or

(ii) the promulgation of, or any change in, the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law, rule, regulation or order (including, without limitation, as implemented by the U.S. Commodity and Futures Trading Commission or exchange or trading facility),

in each case, the Calculation Agent determines in good faith that (x) it is contrary to such law, rule, regulation or order for any market participants that are brokers or financial intermediaries (individually or collectively) to hold, acquire or dispose of (in whole or in part) any Futures Contract or any transaction referencing any Futures Contract or, (y) holding a position in any Futures Contract or any transaction referencing any Futures Contract is (or, but for the consequent disposal or termination thereof, would otherwise be) in excess of any allowable position limit(s) applicable to any market participants that are brokers or financial intermediaries (individually or collectively) under any such law, rule, regulation in relation to such Futures Contract traded on any exchange(s) or other trading facility (including, without limitation, any relevant Exchange); or

(b) the occurrence or existence of any:

(i) suspension or limitation imposed on trading commodities futures contracts (including, without limitation the Futures Contracts); or

(ii) any other event that causes trading in commodity futures contracts (including, without limitation, the Futures Contracts) to cease;

"**Closing Price**"   means, in respect of a Futures Contract and a Dealing Day, the Official Settlement Price;

"**Dealing Day**"   means, in respect of a Futures Contract, a day upon which the Official Settlement Price for such Futures Contract is, or but for the occurrence of a Market Disruption Event would have been, scheduled to be calculated and published by the Relevant Exchange;

"**Disrupted Day**"	means, in respect of a Futures Contract, a Dealing Day on which a Market Disruption Event occurs or exists;
"**Early Closure**"	means the closure on any Tracker Business Day of the Relevant Exchange prior to its scheduled closing time unless such earlier closing time is announced by such exchange(s) at least one hour prior to the actual closing time for the regular trading session on such exchange(s) on such Tracker Business Day;
"**Exchange Disruption**"	means any event (other than an Early Closure) that disrupts or impairs (as determined by the Calculation Agent) the ability of market participants in general to effect transactions in, or obtain market values for, futures (including, without limitation, the Futures Contracts) or options contracts relating to the Base Underlying on any Relevant Exchange;
"**Expiry Date**"	see Part B;
"**Far Futures Contracts**"	see Section 2;
"**Futures Contracts**"	see Part B;
"**Futures Tracker Currency**"	means, in respect of a Futures Contract, the currency in which such Futures Contract is reported, as specified in respect of such Futures Contract in Part B;
"**JPMSL**"	means J.P. Morgan Securities Ltd.;
"**Market Disruption Event**"	means, in respect of a Futures Contract and a Dealing Day, a failure by the Relevant Exchange to calculate and publish the Closing Price for the Futures Contract on such Dealing Day, or any event that, in the determination of the Calculation Agent, disrupts or impairs the ability of market participants generally to effect transactions in or obtain market values for such Futures Contract. Such events may include, but not be limited to, the occurrence of any of a Trading Disruption, Exchange Disruption or Early Closure;
"**Near Futures Contract**"	see Section 2;
"**Number of Contracts p.a.**"	see Part B;
"**Official Settlement Price**"	see Part B;
"**Price Source**"	see Part B;
"**Relevant Exchange**"	see Part B;
"**Re-weighting Date**"	see Part B;
"**Rules**"	means this document, as may be supplemented, amended or restated from time to time;
"**Successor Futures Contract**"	see Section 9.1;
"**Tracker Business Day**"	means a day on which the Relevant Exchange is open for trading during its regular trading session;
"**Tracker Level**"	see Sections 2 and 7; and
"**Trading Disruption**"	means any suspension of or limitation imposed on trading by the Relevant Exchange or otherwise and whether by reason of movements in price exceeding limits permitted by the Relevant Exchange or otherwise in futures (including,

without limitation, the Futures Contracts) or options contracts relating to the Base Underlying on any Relevant Exchange.

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Risk Factors

The following list of risk factors does not purport to be a complete enumeration or explanation of all the risks associated with each of the Futures Trackers.

(a)   Proprietary and Rules-Based Trading Strategy

The Futures Tracker follows a notional rules-based proprietary trading strategy that operates on the basis of pre-determined rules. Accordingly, potential investors in financial products which are linked to the performance of the Futures Tracker should determine whether those rules as described in the Rules of the Futures Tracker are appropriate in light of their individual circumstances and investment objectives.

No assurance can be given that the investment strategy on which the Futures Tracker is based will be successful or that the Futures Tracker will outperform any alternative strategy that might be employed in respect of the Futures Contracts.

(b)   Notional Exposures

The Futures Tracker comprises notional assets and liabilities. The exposures to the Futures Contracts are purely notional and will exist solely in the records maintained by or on behalf of the Calculation Agent. Consequently, investors in financial products which are linked to the performance of the Futures Tracker will not have any claim against any of the reference assets which comprise the Futures Tracker. The Futures Tracker tracks returns of a Futures Contract and as such constitutes an unfunded investment.

(c)   Lack of Operating History

The Futures Tracker is only recently established and therefore has no history to evaluate its likely performance. Any back-testing or similar analysis performed by any person in respect of the Futures Tracker must be considered illustrative only and may be based on estimates or assumptions not used by the Calculation Agent when determining the Tracker Level of the Futures Tracker.

Past performance should not be considered indicative of future performance.

(d)   Market Risks

The performance of the Futures Tracker is dependent on the performance of the relevant Futures Contract. As a consequence, investors in financial products the return of which is linked to the Futures Tracker should appreciate that their investment is exposed to the price performance of the Futures Contracts.

A futures contract often displays on any given day considerably higher volatility than an index comprising equities such as the Base Underlying and investors should be willing to accept additional risks such as increased volatility, futures contract liquidity and supply and demand factors. These factors are likely to influence the Tracker Level, whereas such factors may not be relevant in respect of the level or volatility of the Base Underlying. The exposure of the Futures Tracker to the relevant Futures Contract is affected by the roll return. Additionally, the Tracker Level is affected by the magnitude of the Adjustment Factor.

Generally, futures contracts are often less liquid than the Base Underlying.

(e)   Extraordinary Events

Following the occurrence of certain extraordinary events as described in Section 9 of the Rules, with respect to a Futures Contract, the affected Futures Contract may be replaced by a substitute Futures Contract. Such substitution may have a material effect on the economics of the Futures Tracker.

(f)   Calculation Agent Discretion

The Rules of the Futures Tracker confer on the Calculation Agent discretion in making certain determinations and calculations from time to time. The exercise of such discretion in the making of calculations and determinations may adversely affect the performance of the Futures Tracker. Without limitation to the generality of the foregoing, the Calculation Agent has a discretion in relation to the calculation of the Tracker Level in the event of a Market Disruption Event.

(g)   Potential Conflicts of Interest

Potential conflicts of interest may exist in the structure and operation of the Futures Tracker and in the course of the normal business activities of JPMorgan or any of its affiliates or subsidiaries or their respective directors, officers, employees, representatives, delegates or agents. Further information is set out in the disclaimer below.

The foregoing list of risk factors is not intended to be exhaustive. All persons should seek such advice as they consider necessary from their professional advisors, legal, tax or otherwise, without reliance on the Calculation Agent or any of its affiliates or subsidiaries or any of their respective directors, officers, employees, representatives, delegates or agents.

Notices, Disclaimers and Conflicts of Interest

These Rules have been prepared solely for informational purposes and nothing in these Rules constitutes an offer to buy or sell any securities, participate in any transaction or adopt any investment Index or as legal, tax, regulatory, financial or accounting advice. These Rules may change at any time without prior notice.

Neither the Calculation Agent nor any of its affiliates or subsidiaries or their respective directors, officers, employees, representatives, delegates or agents (each a "**Relevant Person**") make any representation or warranty, whatsoever, express or implied, as to the results that may be obtained through the use of this document or the Futures Tracker. Each Relevant Person hereby expressly disclaims, to the fullest extent permitted by law, all warranties of accuracy, completeness, merchantability, or fitness for a particular purpose with respect to any information contained in this document and no Relevant Person shall have any liability (direct or indirect, special, punitive consequential or otherwise) to any person even if notified of the possibility of any such damages.

The Calculation Agent is under no obligation to continue the calculation, publication and dissemination of the Futures Tracker or the Tracker Level.

During the course of their normal business, the Calculation Agent or any of the other Relevant Persons may (i) enter into or promote, offer or sell transactions or investments (structured or otherwise) linked to the Futures Tracker. In addition, any Relevant Person may have, or may have had, interests or positions, or may buy, sell or otherwise trade positions in or relating to the Futures Tracker, or may invest or engage in transactions with other persons, or on behalf of such persons relating to such contracts. Such activity may or may not have an impact on the Tracker Level but all persons reading this document should be aware that a conflict of interest could arise where anyone is acting in more than one capacity, and such conflict may have an impact, positive or negative on the Tracker Level. Neither the Calculation Agent nor any other Relevant Person has any duty to consider the circumstances of any person when participating in such transactions or to conduct themselves in a manner that is favourable to anyone with exposure to the Futures Tracker.

The Rules have been developed with the possibility of the Calculation Agent or any of the other Relevant Persons entering into or promoting, offering or selling transactions or investments (structured or otherwise) linked to the Futures Tracker and hedging such transactions or investments in any manner that they see fit.

As mentioned above, the Futures Tracker is synthetic index because there is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. The Futures Tracker merely identifies certain reference assets, the performance of which will be used as a reference point calculating the Tracker Level.

No one may reproduce or disseminate the information contained in this document or the Tracker Level of the Futures Tracker without the prior written consent of the Calculation Agent. This document is not intended for distribution to, or use by any person in, a jurisdiction where such distribution is prohibited by law or regulation.

The Rules shall be governed by and construed in accordance with the laws of England.

J.P. Morgan is the marketing name for J.P. Morgan Chase & Co. and its subsidiaries and affiliates worldwide. J.P. Morgan Securities Inc. is a member of NYSE and SIPC. JPMorgan Chase Bank is a member of FDIC. J.P. Morgan Futures Inc. is a member of the NFA. J.P. Morgan Securities Ltd. and J.P. Morgan plc are authorised by the FSA and members of the LSE. J.P. Morgan Europe Limited is authorised by the FSA. J.P. Morgan Equities Limited is a member of the Johannesburg Securities Exchange and is regulated by the FSB. J.P. Morgan Securities (Asia Pacific) Limited and Jardine Fleming Securities Limited are registered as investment advisers with the Securities & Futures Commission in Hong Kong and their CE numbers are AAJ321 and AAB026 respectively. Jardine Fleming Singapore Securities Pte Ltd is a member of Singapore Exchange Securities Trading Limited and is regulated by the Monetary Authority of Singapore ("MAS"). J.P. Morgan Securities Asia Private Limited is regulated by the MAS and the Financial Supervisory Agency in Japan. J.P.Morgan Australia Limited (ABN 52 002 888 011) is a licensed securities dealer.

PART B

APPENDIX 1.12

The US Treasury Note Futures (G) Tracker

1.   Introduction

This Appendix comprises the variables required to complete the Rules for the J.P. Morgan US Treasury Note Futures (G) Tracker (the "**Variables**" and the "**Futures Tracker**"). The Variables may be amended from time to time at the discretion of J.P. Morgan Securities Ltd. ("**JPMSL**") in its capacity as Calculation Agent. The Variables will be re-published no later than one calendar month following amendment to reflect any such changes. This document must be read in conjunction with Part A of the Rules of the J.P. Morgan Futures Tracker Series.

2.   Definitions

Variables	
Tracker Name	The J.P. Morgan US Treasury Note Futures (G) Tracker
Price Source	Bloomberg page RFJGUSBE
Base Underlying	The 10 Year US Treasury Note (Bloomberg Ticker TY1)
Re-weighting Date	Second to last Tracker Business Day of the month which is 1 month prior to which the Expiry Date of the Near Futures Contract falls
Adjustment Factor	Shall equal 0
Futures Tracker Currency	US Dollars (USD)
Relevant Exchange	Means, as at the Base Date, the Chicago Board of Trade (CBOT) or any successor thereof or otherwise any exchange on which any Successor Futures Contract is traded, from time to time
Initial Tracker Level	114.50
Official Settlement Price	Means the closing price published on the price source given by the relevant Bloomberg Code for the Futures Contract (defined below)
Base Date	25 February 1999
Expiry Dates	Expected to be the 3rd Friday of March, June, September and December
Futures Contract	Means the futures contract identified by the following Bloomberg Codes from time to time

Futures Contracts				
i	**Futures Contract**	**Bloomberg Month Code**	**Currency**	**Expected Bloomberg Code***
1	March	H	USD	TYH&"Year" <Comdty>
2	June	M	USD	TYM&"Year" <Comdty>
3	September	U	USD	TYU&"Year" <Comdty>
4	December	Z	USD	TYZ&"Year" <Comdty>

*The Bloomberg codes are typically constructed as "TY" followed by the Bloomberg Month Code followed by the year in which the Expiry Date falls, so that the March 09 Futures Contract shall have ticker TYH09 Comdty or TYH9 Comdty. If the Relevant Exchange publishes any modification to the composition of the Bloomberg code referenced in the table above, such new Bloomberg code shall be deemed to be Bloomberg code in respect of the Futures Contract. If the Calculation Agent determines that a successor Futures Contract is to replace the existing Futures Contract, then, on and from the date of such replacement, the Bloomberg code for the successor Futures Contract shall be deemed to be the relevant Bloomberg code for the futures contract in question.

3.   Additional Risk Factors

Not Applicable